Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

HAC HOLDINGS, INC.

HAC ACQUISITION CORPORATION

and

ENTRUST, INC.

Dated as of April 12, 2009

-i-

(Continued)

-ii-

(Continued)

-iii-

(Continued)

Page
9.11 WAIVER OF JURY TRIAL	73
9.12 Company Disclosure Letter References	74
9.13 Counterparts	74

-iv-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 12, 2009 by and among HAC Holdings, Inc., a Delaware corporation (“Newco”), HAC Acquisition Corporation, a Maryland corporation and a wholly owned subsidiary of Newco (“Merger Sub”), and Entrust, Inc., a Maryland corporation (the “Company”). All capitalized terms that are used in this Agreement shall have the respective meanings ascribed thereto in Article I.

RECITALS:

A. The Company Board has (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the Maryland General Corporation law (the “MGCL”) upon the terms and subject to the conditions set forth herein, (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder and the consummation of the Merger upon the terms and subject to the conditions set forth herein, and (iii) resolved to recommend that the Company Stockholders approve the Merger in accordance with the MGCL.

B. Each of the board of directors of Newco and the board of directors of Merger Sub have (i) declared it advisable to enter into this Agreement, and (ii) approved the execution and delivery of this Agreement, performance of their respective obligations hereunder and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions set forth herein.

C. Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Thoma Bravo Fund IX, L.P. (the “Guarantor”) has entered into a guarantee, dated as of the date hereof and in the form attached hereto as Exhibit A (the “Guarantee”), in favor of the Company with respect to the obligations and liabilities of Newco and Merger Sub arising under, or in connection with, this Agreement.

D. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Newco’s and Merger Sub’s willingness to enter into this Agreement, certain Company Stockholders are entering into a Voting Agreement substantially in the form attached as Exhibit B (the “Voting Agreement”).

E. Newco, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated hereby, and to prescribe certain conditions with respect to the consummation of the Merger and the other transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Newco, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” shall mean an agreement that is either (i) in effect as of the execution and delivery of this Agreement or (ii) executed, delivered and effective after the execution, delivery and effectiveness of this Agreement, in either case containing provisions that require any counter-party(ies) thereto (and any of its(their) representatives named therein) that receive material non-public information of or with respect to the Company to keep such information confidential, provided that such confidentiality provisions are no less restrictive in the aggregate to such counter-party(ies) (and any of its(their) representatives named therein) than the terms of the Confidentiality Agreement. For the avoidance of doubt, an “Acceptable Confidentiality Agreement” need not contain any “standstill” or other similar provisions.

(b) “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Newco or Merger Sub) to engage in an Acquisition Transaction.

(c) “Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Merger) involving:

(i) any direct or indirect purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), whether from the Company and/or any other Person(s), of shares of Company Common Stock representing more than twenty percent (20%) of the Company Common Stock outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than twenty percent (20%) of the Company Common Stock outstanding after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) of more than twenty percent (20%) of the consolidated assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such sale, transfer, acquisition or disposition); or

(iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other similar transaction involving the Company pursuant to which any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than the Company Stockholders (as a group) immediately prior to the consummation of such transaction, would hold shares of Company Common Stock representing more than twenty percent (20%) of the Company Common Stock outstanding after giving effect to the consummation of such transaction.

(d) “Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

(e) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

(f) “Audited Company Balance Sheet” shall mean the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2008 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the year ended December 31, 2008.

(g) “Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or Texas, or is a day on which banking institutions located in the State of New York or Texas are authorized or required by law or other governmental action to close.

(h) “COBRA” shall mean Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state law.

(i) “Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, or any successor statutes, rules and regulations thereto.

(j) “Company Board” shall mean the Board of Directors of the Company.

(k) “Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.

(l) “Company Common Stock” shall mean the Common Stock, par value $0.01 per share, of the Company.

(m) “Company Intellectual Property” shall mean the Intellectual Property Rights owned by the Company or any of its Subsidiaries.

(n) “Company Material Adverse Effect” shall mean any change, event, violation, inaccuracy, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effect (by itself or when aggregated or taken together with any and all other Effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” and no Effect (by itself or when aggregated or taken together with any and all other such Effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally (to the extent such Effect has not had a disproportionate impact on the Company relative to other companies in the industries in which the Company and its Subsidiaries conduct business);

(ii) changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world (to the extent such Effect has not had a disproportionate impact on the Company relative to other companies in the industries in which the Company and its Subsidiaries conduct business);

(iii) changes in conditions in the industries in which the Company and its Subsidiaries conduct business, including changes in conditions in the software industry generally or the information security industry generally (to the extent such Effect has not had a disproportionate impact on the Company relative to other companies in the industries in which the Company and its Subsidiaries conduct business);

(iv) changes in political conditions in the United States or any other country or region in the world (to the extent such Effect has not had a disproportionate impact on the Company relative to other companies in the industries in which the Company and its Subsidiaries conduct business);

(v) acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world (to the extent such Effect has not had a disproportionate impact on the Company relative to other companies in the industries in which the Company and its Subsidiaries conduct business);

(vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world (to the extent such Effect has not had a disproportionate impact on the Company relative to other companies in the industries in which the Company and its Subsidiaries conduct business);

(vii) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, provided that the Company demonstrates that the underlying Company Material Adverse Effect was caused primarily by the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby;

(viii) compliance with the terms of, or the taking of any action required or contemplated by, this Agreement, or the failure to take any action prohibited by this Agreement;

(ix) any actions taken, or failure to take action, in each case, to which Newco has in writing expressly approved, consented to or requested;

(x) changes in law or other legal or regulatory conditions (or the interpretation thereof) (to the extent such Effect has not had a disproportionate impact on the Company relative to other companies in the industries in which the Company and its Subsidiaries conduct business);

(xi) changes in GAAP or other accounting standards (or the interpretation thereof);

(xii) changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself (provided, however, that the exception in this clause shall not in any way prevent or otherwise affect a determination that any Effect underlying such change has resulted in, or contributed to, a Company Material Adverse Effect);

(xiii) any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xiv) the availability or cost of equity, debt or other financing to Newco or Merger Sub;

(xv) any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company arising out of the Merger or in connection with any other transactions contemplated by this Agreement; and

(xvi) any matters expressly set forth in the Company Disclosure Letter.

(o) “Company Options” shall mean any options to purchase shares of Company Common Stock outstanding under any of the Company Stock Plans.

(p) “Company Preferred Stock” shall mean the Preferred Stock, par value $0.01 per share, of the Company.

(q) “Company Stock Plans” shall mean (i) the Company’s 2006 Stock Incentive Plan, the Company’s Amended and Restated 1996 Stock Incentive Plan, the Company’s 1999 Non-Officer Employee Stock Incentive Plan and the Company’s Special Non-Statutory Stock Option Agreement between Mr. Connor and the Company, (ii) the Business Signatures Corporation 2002 Stock Plan, (iii) the enCommerce, Inc. 1997 Stock Option Plan, as amended and restated, and (iv) any other compensatory option plans or Contracts of the Company, set forth on Section 1.1(r) of the Company Disclosure Letter.

(r) “Company Stockholders” shall mean holders of shares of Company Capital Stock.

(s) “Company Termination Fee” shall mean an amount in cash equal to $4,577,200; provided, however, that notwithstanding the foregoing, “Company Termination Fee” shall mean an amount in cash (without interest) equal to $2,288,600 in the event that either:

(i) at any time prior to the No-Shop Period Start Date, this Agreement is terminated pursuant to Section 8.1(h); or

(ii) at any time on or after the No-Shop Period Start Date, either (A) this Agreement is terminated pursuant to Section 8.1(h) in order to enter into a definitive agreement to consummate a Superior Proposal with a Person that was an Excluded Party as of the No-Shop Period Start Date, or (B) this Agreement is terminated pursuant to Section 8.1(f) under circumstances in which either the Company Board Recommendation Change or the tender or exchange offer establishing part of Newco’s right to terminate this Agreement pursuant to Section 8.1(f) occurred prior to the No-Shop Period Start Date.

(t) “Competing Acquisition Transaction” shall have the same meaning as an “Acquisition Transaction” under this Agreement except that all references therein to “twenty percent (20%)” shall be references to “fifty percent (50%).”

(u) “Continuing Employees” shall mean all current employees of the Company who are offered and timely accept employment by Newco or any Subsidiary of Newco as of the Effective Time, who continue their employment with the Company at the request of Newco as of the Effective Time or, outside the U.S., who remain or become employees of the Company, Newco or any Subsidiary of Newco as of the Effective Time as required by applicable law.

(v) “Contract” shall mean any written (or legally binding oral) contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other binding agreement.

(w) “DOJ” shall mean the United States Department of Justice or any successor thereto.

(x) “DOL” shall mean the United States Department of Labor or any successor thereto.

(y) “Environmental Law” shall mean any laws (and the regulations promulgated thereunder) relating to the protection of the environment (including ambient air, surface water, groundwater or land) or exposure of any individual to Hazardous Substances or otherwise relating to the production, use, emission, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances or the investigation, clean-up or other remediation or analysis thereof.

(z) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(aa) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(bb) “Excluded Party” shall mean any Person that has made or delivered to the Company (or any of its Representatives in their capacity as such) a written Acquisition Proposal on or prior to the No-Shop Period Start Date which the Company Board or any authorized committee thereof shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal.

(cc) “FMLA” shall mean the Family Medical Leave Act of 1993, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(dd) “FTC” shall mean the United States Federal Trade Commission or any successor thereto.

(ee) “GAAP” shall mean generally accepted accounting principles, as applied in the United States.

(ff) “Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency, subdivision or instrumentality, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial, and whether local or foreign.

(gg) “Hazardous Substance” shall mean any substance, material or waste that is characterized or regulated under any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or words of similar meaning or effect, including petroleum and petroleum products, polychlorinated biphenyls and asbestos.

(hh) “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(ii) “Intellectual Property Rights” shall mean the rights associated with or arising under any of the following anywhere in the world: (i) patents and applications therefor, all patent disclosures, and all renewals, reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof (“Patents”); (ii) copyrights, copyrights registrations and applications therefor, all renewals thereof, and all other corresponding rights in works of authorship, however denominated (“Copyrights”); (iii) rights in industrial designs and any registrations and applications therefor; (iv) trademark rights and corresponding rights in trade names, logos, service marks, trade dress, corporate names, slogans and other indicia of source, and registrations and applications therefor (“Trademarks”); (v) rights in Internet domain names; and, (vii) trade secrets rights and corresponding rights in confidential business and technical information and know-how (“Trade Secrets”) and any similar or equivalent rights to any of the foregoing anywhere in the world (as applicable).

(jj) “IRS” shall mean the United States Internal Revenue Service or any successor thereto.

(kk) “Knowledge” of the Company, with respect to any matter in question, shall mean the actual knowledge of Bill Conner, Jay Kendry and Dave Wagner after reasonable investigation.

(ll) “Legal Proceeding” shall mean any legal action, charge, lawsuit, litigation, arbitration, investigation (to the extent known by the investigated party) or other similarly formal legal proceeding of any kind whatsoever, whether at law or in equity, which has been brought by or is pending before any Governmental Authority.

(mm) “Maryland Law” shall mean the MGCL and any other applicable law (including common law) of the State of Maryland.

(nn) “Minimum Closing Cash” shall mean (a) between July 15, 2009 and September 15, 2009, $21,500,000 in cash, or (b) prior to July 15, 2009 and following September 15, 2009, $23,000,000 in cash (in the case of the preceding clauses (a) and (b) with “cash” being measured as such term is defined in the balance sheet account “Cash and Cash Equivalents” presented in the Company’s audited financial statements included in the Company SEC Reports) minus (i) any repatriation tax, (ii) all fees and expenses paid or payable to Barclays Capital under that certain engagement letter, dated October 17, 2008, by and between the Company and Barclays Capital, (iii) all fees and expenses paid or payable to Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”) under that certain engagement letter, dated April 7, 2009, by and between the Company and WSGR, (iv) all amounts paid or payable to Company employees in respect of any and all change in control bonus, severance or other similar obligations arising under Contracts between the Company and any such employees set forth in the Company Disclosure Letter, (v) all amounts paid or payable by the Company in respect of any D&O Insurance six-year “tail” prepaid policy that the Company is permitted to purchase pursuant to Section 6.11(c), and (vi) all fees and expenses paid or payable by the Company in respect of any and all regulatory filings in connection with this Agreement and the consummation of the transactions contemplated hereby.

(oo) “Nasdaq” shall mean the NASDAQ Global Select Market, any successor stock exchange or inter-dealer quotation system operated by The Nasdaq Stock Market, Inc. or any successor thereto.

(pp) “Open Source” shall mean any open source, public source or freeware software, or any modification or derivative thereof, including any version of any software licensed pursuant to any GNU general public license or limited general public license or software that is licensed pursuant to a license that purports to require the distribution of or access to source code or purports to restrict the licensee’s ability to charge for distribution of or to use software for commercial purposes or requires the inclusion of attribution notices in any redistributed software.

(qq) “Permitted Liens” shall mean any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests that are not yet due or that are being contested in good faith and by appropriate proceedings; (iii) leases and subleases (other than capital leases and leases underlying sale and leaseback transactions); (iv) liens imposed by applicable law (other than Tax law); (v) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (vi) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; and (vii) statutory, common law or contractual liens (or other encumbrances of any type) of landlords or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any of its Subsidiaries.

(rr) “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, corporation (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity.

(ss) “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(tt) “SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

(uu) “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(vv) “Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

(ww) “Superior Proposal” shall mean any written Acquisition Proposal for an Acquisition Transaction on terms that the Company Board shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) would be more favorable to the Company Stockholders (in their capacity as such) than the Merger; provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal,” all references to “twenty percent (20%)” in the definition of “Acquisition Transaction” shall be references to “fifty percent (50%).”

(xx) “Tax” shall mean any and all U.S. federal, state, local and non-U.S. taxes of any kind whatsoever, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

(yy) “WARN” shall mean the United States Worker Adjustment and Retraining Notification Act.

1.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Agreement	Preamble
Articles of Merger	2.2
Assets	3.14
Capitalization Date	3.7(a)
Certificates	2.8(c)

Term	Section Reference
Charter	2.5(a)
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreement	3.19(a)
Commitment Letters	4.10(a)
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	6.5(a)
Company Disclosure Letter	Article III
Company Intellectual Property Agreements	3.16(b)(ii)
Company SEC Reports	3.9
Company Securities	3.7(c)
Company Stockholder Meeting	6.4(a)
Comparable Plans	6.12(b)
Confidentiality Agreement	9.4
Consent	3.6
Continuing Plans	6.12(a)
D&O Insurance	6.11(c)
Debt Commitment Letter	4.10(a)
Debt Financing	4.10(a)
Effective Time	2.2
Employee Plans	3.18(a)
Equity Commitment Letter	4.10(a)
Equity Financing	4.10(a)
ERISA Affiliate	3.18(a)
Exchange Fund	2.8(b)
Financing	4.10(a)
Funded International Employee Plan	3.18(h)(ii)
Guarantee	Recitals
Guarantor	Recitals
Indemnified Persons	6.11(a)
In-Licenses	3.16(b)(i)
International Employee Plans	3.18(a)
Investor	4.10(a)
Leased Real Property	3.15(b)
Leases	3.15(b)
Maryland Department of Assessments and Taxation	2.2
Material Contract	3.13(a)
Material Customer Agreements	3.13(a)(vi)
Maximum Annual Premium	6.11(c)
Merger	Recitals
Merger Sub	Preamble
MGCL	Recitals
New Debt Commitment Letter	6.7(b)

Term	Section Reference
New Plans	6.12(c)
Newco	Preamble
No-Shop Period Start Date	5.3(a)
Old Plans	6.12(c)
Option Consideration	2.7(e)(i)
Other Required Company Filing(s)	3.27(a)
Other Required Newco Filing(s)	4.6(b)
Out-Licenses	3.16(b)(ii)
Owned Company Shares	2.7(a)(iii)
Payment Agent	2.8(a)
Per Share Price	2.7(a)(ii)
Proxy Statement	3.27(a)
Representatives	5.3(a)
Requisite Stockholder Approval	3.4
Subleased Real Property	3.15(d)
Subleases	3.15(d)
Subsidiary Securities	3.8(c)
Surviving Corporation	2.1
Tax Returns	3.17(a)
Termination Date	8.1(c)
Uncertificated Shares	2.8(c)
Voting Agreement	Recitals

1.3 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d) References to “$” and “dollars” are to the currency of the United States.

(e) References to “made available” shall mean that such documents or information referenced shall have been contained in the Company’s electronic data room for Project Helen maintained by IntraLinks, Inc. to which Newco and its counsel had access.

(f) When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(g) Unless otherwise indicted, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(h) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(i) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the MGCL, on the Closing Date, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Newco, Merger Sub and the Company shall cause the Merger to be consummated under the MGCL by filing articles of merger in customary form and substance (the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “Maryland Department of Assessments and Taxation”) in accordance with the applicable provisions of the MGCL (the time of such filing and acceptance for record by the Maryland Department of Assessments and Taxation, or such later time (not to exceed thirty (30) days from the date of filing) as may be agreed in writing by Newco, Merger Sub and the Company and specified in the Articles of Merger, being referred to herein as the “Effective Time”).

2.3 The Closing. The consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Kirkland & Ellis, LLP, 300 North LaSalle, Chicago, Illinois, on a date and at a time to be agreed upon by Newco, Merger Sub and the Company, which date shall be no later than the first (1st) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder), of such conditions), or at such other location, date and time as Newco, Merger Sub and the Company shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the MGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.5 Charter and Bylaws.

(a) Charter. At the Effective Time, subject to the provisions of Section 6.11(a), the charter of the Company (the “Charter”) shall be amended and restated in its entirety to read substantially identically to the charter of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated charter shall become the charter of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the MGCL and such Charter; provided, however, that at the Effective Time the Charter of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be “Entrust, Inc.”.

(b) Bylaws. At the Effective Time, subject to the provisions of Section 6.11(a), the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the Bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the MGCL, the Charter of the Surviving Corporation and such Bylaws.

2.6 Directors and Officers.

(a) Directors. At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the charter and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b) Officers. At the Effective Time, the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the charter and Bylaws of the Surviving Corporation until their respective successors are duly appointed.

2.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Newco, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i) each share of common stock, par value $0.01 per share, of Merger Sub that is outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and thereupon each certificate representing ownership of such shares of common stock of Merger Sub shall thereafter represent ownership of shares of common stock of the Surviving Corporation; and

(ii) each share of Company Common Stock that is outstanding immediately prior to the Effective Time (other than Owned Company Shares) shall be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to $1.85 (the “Per Share Price”), without interest thereon, in accordance with the provisions of Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of in Section 2.10); and

(iii) each share of Company Common Stock that is held by the Company as treasury stock or owned by Newco or Merger Sub, or by any direct or indirect wholly-owned Subsidiary of Newco or Merger Sub, in each case immediately prior to the Effective Time (“Owned Company Shares”), shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b) Adjustment to Per Share Price. The Per Share Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock, but excluding, for the avoidance of doubt, the granting or other issuance of Company Stock-Based Awards and Company Options expressly approved in advance by Newco in writing), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and prior to the Effective Time, in each case which is effected in accordance with or other permitted by the terms of this Agreement.

(c) No Statutory Rights of Appraisal. In accordance with Section 3-202(c)(1) of the MGCL, no statutory appraisal, dissenters or other similar rights shall be available to holders of Company Common Stock in connection with the Merger.

(d) Company Stock-Based Awards. Each right of any kind, contingent or accrued, to receive shares of Company Common Stock or benefits measured by the value of a number of shares of Company Common Stock, and each award of any kind consisting of shares of Company Common Stock, in each case, granted under the Company Stock Plans (including restricted stock units, stock appreciation rights and performance stock units), other than Company Options (each, a “Company Stock-Based Award”), whether or not then vested, shall become fully vested and shall be converted automatically into the right to receive at the Effective Time an amount in cash in U.S. dollars equal to the product of (x) the total number of shares of Company Common Stock subject to such Company Stock-Based Award and (y) the Price Per Share (reduced, if applicable, by any exercise or base price applicable to such Company Stock-Based Award) and each Company Stock-Based Award shall be cancelled and shall only entitle the holder thereof to payment as described in this Section 2.7(d).

(e) Company Options.

(i) At the Effective Time, each then outstanding Company Option, including unvested Company Options, shall be cancelled, and (A) in the case of any Company Option that is vested in accordance with the terms of the applicable Company Stock Plan having a per share exercise price less than the Per Share Price, for the right to receive from the Surviving Corporation for each share of Company Common Stock subject to such Company Option immediately prior to the Effective Time, an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (y) the amount by which the Per Share Price exceeds the per share exercise price of such Company Option (the “Option Consideration”), or (B) in the case of any Company Option having a per share exercise price equal to or greater than the Per Share Price or any unvested Company Option, without the payment of cash or issuance of other securities in respect thereof. Parent shall, or shall cause the Company to, pay to holders of Company Options the Option Consideration, without interest thereon, less applicable Taxes required to be withheld with respect to such payments pursuant to this Section 2.7(e), as soon as reasonably practicable following the Effective Time. The cancellation of a Company Option as provided in the immediately preceding sentence shall be deemed a release of any and all rights the holder thereof had or may have had in respect of such Company Option.

(ii) Prior to the Effective Time, the Company shall take such actions as may be necessary to give effect to the transactions contemplated by this Section 2.7(e), including, but not limited to, satisfaction of the requirements of Rule 16b-3(e) under the Exchange Act.

(iii) Except as otherwise agreed to by the parties, (A) the Company Stock Plans shall terminate as of the Effective Time and the provisions in any other Employee Plan providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary thereof shall be canceled as of the Effective Time, and (B) the Company shall ensure that following the Effective Time no participant in the Company Option Plans or other Employee Plans shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any Subsidiary thereof.

(iv) Prior to the Effective Time, the Company shall deliver to the holders of Company Options notices, in form and substance reasonably acceptable to Newco, setting forth such holders’ rights pursuant to this Agreement. The Company Board (or, if appropriate, any committee thereof administering the Company Option Plans) shall adopt such resolutions or take such other actions as may be required to effect the foregoing.

2.8 Exchange of Certificates.

(a) Payment Agent. Prior to the Effective Time, Newco shall select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”).

(b) Exchange Fund. At the Effective Time, Newco shall deposit (or cause to be deposited) with the Payment Agent, for payment to the holders of shares of Company Common Stock pursuant to the provisions of this Article II, an amount of cash equal to the aggregate consideration to which holders of Company Common Stock and holders of Company Stock-Based Awards and Company Options become entitled under this Article II. Until disbursed in accordance with the terms and conditions of this Agreement, Newco and the Surviving Corporation shall not permit such funds to be invested by the Payment Agent (such cash being referred to herein as the “Exchange Fund”). Any income from investment of the Exchange Fund, which shall be in accordance with the terms of this Agreement, will be payable to Newco or the Surviving Corporation, in Newco’s sole discretion.

(c) Payment Procedures. Promptly following the Effective Time, Newco and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock and (ii) uncertificated shares of Company Common Stock (the “Uncertificated Shares”) (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent), and/or (B) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Per Share Price payable in respect thereof pursuant to the provisions of this Article II. Upon surrender of Certificates for cancellation to the Payment Agent or to such other agent or agents as may be appointed by Newco, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificate, by (y) the Per Share Price (less any applicable withholding taxes payable in respect thereof), and the Certificates so surrendered shall forthwith be canceled. Upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares, by (y) the Per Share Price (less any applicable withholding taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered shall forthwith be canceled. The Payment Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.8. Until so surrendered, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time, to evidence only the right to receive the Per Share Price, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II.

(d) Transfers of Ownership. In the event that a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if the Per Share Price is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Per Share Price may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Shares so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Newco (or any agent designated by Newco) any transfer or other Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Newco (or any agent designated by Newco) that such transfer or other Taxes have been paid or are otherwise not payable.

(e) Required Withholding. Each of the Payment Agent, Newco and the Surviving Corporation shall be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock, Company Stock-Based Awards and Company Options such amounts as may be required to be deducted or withheld therefrom under U.S. federal or state, local or non-U.S. Tax laws. To the extent that such amounts are so deducted or withheld and paid over to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Newco, the Surviving Corporation or any other party hereto shall be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Distribution of Exchange Fund to the Surviving Corporation. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is six (6) months after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to the Surviving Corporation (subject to abandoned property, escheat or other similar laws), as general creditors thereof, for any claim to the applicable Per Share Price to which such holders may be entitled pursuant to the provisions of this Article II. Any amounts remaining unclaimed by holders of any such Company Common Stock two (2) years after the Effective Time or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

2.9 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of Uncertificated Shares or a Certificate theretofore representing any shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Price payable therefor in accordance with the provisions of Section 2.7. The Per Share Price paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of the Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

2.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7; provided, however, that Newco may, in its sole discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Newco, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.11 Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Company and Merger Sub shall take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure schedule delivered by the Company to Newco on the date of this Agreement (the “Company Disclosure Letter”), or (ii) as disclosed in any Company SEC Reports filed by the Company with the SEC on or after December 31, 2007, and publicly available, prior to the date hereof (to the extent it is reasonably apparent that any such disclosure set forth in the Company SEC Reports would qualify the representations and warranties contained herein, and excluding (1) any exhibits thereto, (2) any items included therein that are incorporated by reference to Company SEC Reports filed prior to December 31, 2007 and (3) any risk factor disclosures or other cautionary, predictive or forward-looking disclosures contained therein), the Company hereby represents and warrants to Newco and Merger Sub as follows:

3.1 Organization; Good Standing. The Company is a corporation duly organized, validly existing and in good standing under Maryland Law, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be in good standing would not have a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered or made available to Newco complete and correct copies of the Charter and bylaws of the Company, each as amended to date. The Company is not in material violation of the Charter or its bylaws.

3.2 Corporate Power; Enforceability. The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and, subject to receiving the Requisite Stockholder Approval, to consummate the Merger. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder and the consummation of the Merger have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder or, subject to the receipt of the Requisite Stockholder Approval, the consummation of the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Newco and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

3.3 Company Board Approval; Fairness Opinion; Anti-Takeover laws.

(a) The Company Board has (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth herein, (ii) approved the execution and delivery of this Agreement by the Company, the performance by this Company of its covenants and obligations hereunder and the consummation of the Merger upon the terms and conditions contained set forth herein, and (iii) resolved to recommend that the Company Stockholders approve the Merger in accordance with the applicable provisions of the MGCL (the “Company Board Recommendation”).

(b) The Company has received the opinion of Barclays Capital that, as of the date hereof and subject to the assumptions and qualifications set forth therein, the Per Share Price is fair from a financial point of view to the Company Stockholders, a copy of which opinion will be delivered to Newco solely for informational purposes after execution of this Agreement.

(c) Assuming that the representations of Newco and Merger Sub set forth in Section 4.7 are true and correct, the Company Board has taken all necessary actions such that the restrictions on business combinations set forth in Section 3-601 et. seq. of the MGCL and any other similar applicable “anti-takeover” law will not be applicable to the Merger.

3.4 Requisite Stockholder Approval. The affirmative vote of the holders of two-thirds the outstanding shares of Company Common Stock (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock that is necessary under applicable law, the Charter and the Company’s bylaws to consummate the Merger.

3.5 Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder and the consummation of the Merger do not and will not (i) violate or conflict with any provision of the Charter or bylaws of the Company, (ii) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Material Contract, (iii) assuming compliance with the matters referred to in Section 3.6 and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any law or order applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound, or (iv) result in the creation of any lien upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, defaults, terminations, accelerations or liens which would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 Requisite Governmental Approvals. No consent, approval, order or authorization of, filing or registration with, or notification to (any of the foregoing being referred to herein as a “Consent”), any Governmental Authority is required on the part of the Company in connection with the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder or the consummation of the Merger, except (i) the filing and recordation of the Articles of Merger with the Maryland Department of Assessments and Taxation, (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, and (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws.

3.7 Company Capitalization.

(a) The authorized capital stock of the Company consists of (i) 250,000,000 shares of Company Common Stock, and (ii) 5,000,000 shares of Company Preferred Stock. As of the close of business in New York City on April 9, 2009 (the “Capitalization Date”): (A) 61,470,344 shares of Company Common Stock were issued and outstanding, (B) no shares of Company Preferred Stock were issued and outstanding, and (C) there were no shares of Company Capital Stock held by the Company as treasury shares. All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights. Since the close of business on the Capitalization Date, the Company has not issued any shares of Company Capital Stock other than pursuant to the exercise of Stock Options granted under a Company Stock Plan and pursuant to Company Stock-Based Awards.

(b) The Company has reserved 16,976,946 shares of Company Common Stock for issuance under the Company Stock Plans, of which 13,206,734 shares of Company Common Stock have been reserved for issuance pursuant to outstanding grants under Company Stock Plans. As of the close of business on the Capitalization Date, there were outstanding Company Options to purchase 11,964,356 shares of Company Common Stock, with a weighted average exercise price of $5.35, and, since such date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options other than as permitted by this Agreement. Each outstanding Company Option has an exercise price equal to or greater than the fair market value of the underlying shares of Company Common Stock as of the date of grant. All outstanding shares of Company Common Stock have been, and all shares that may be issued pursuant to any Company Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are (or, in the case of shares that have not yet been issued, will be) fully paid, nonassessable and free of preemptive rights.

(c) Except as set forth in this Section 3.7, there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company (other than as a result of the exercise of the Company Options to purchase 11,964,356 shares of Company Common Stock set forth in Section 3.7(b)), (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants or other rights or arrangements to acquire from the Company, or that obligates or commits the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company, (v) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), together with the capital stock of the Company, being referred to collectively as “Company Securities”), (vi) voting trusts, proxies or other similar agreements or understandings to which Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of the Company, (vii) obligations or commitments of any character restricting the transfer of any shares of capital stock of the Company, or (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any Contract that obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of the Company or any of its Subsidiaries. The Company does not have a stockholder rights plan in effect.

(d) Neither the Company nor any of its Subsidiaries is a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights, co-sale rights, or rights of first refusal or other similar rights with respect to any securities of the Company.

3.8 Subsidiaries.

(a) Section 3.8(a) of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization, capitalization and schedule of stockholders of each Subsidiary of the Company. Each of the Subsidiaries of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States). Each of the Subsidiaries of the Company has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in good standing would not have a Company Material Adverse Effect. Each of the Subsidiaries of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered or made available to Newco complete and correct copies of the charters and bylaws or other constituent documents, as amended to date, of each of the Subsidiaries of the Company. None of the Subsidiaries of the Company is in material violation of its charter, bylaws or other constituent documents.

(b) All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) is owned, directly or indirectly, by the Company, free and clear of all liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent any Subsidiary of the Company from conducting its business as of the Effective Time in substantially the same manner such businesses are conducted on the date hereof.

(c) Except as set forth in this Section 3.8, there are (i) no outstanding securities of, or other equity or voting interest in, any Subsidiary of the Company, (ii) no outstanding securities of any Subsidiary of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiaries of the Company, (iii) no outstanding options, warrants or other rights or arrangements obligating the Company or any of its Subsidiaries to acquire from any Subsidiaries of the Company, or that obligates or commits any Subsidiaries of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiaries of the Company, (iv) no obligations of any Subsidiaries of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiaries of the Company, (v) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, any Subsidiary of the Company (the items in clauses (i), (ii), (iii), (iv) and (v), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”), (vi) voting trusts, proxies or other similar agreements or understandings to which any Subsidiary of the Company is a party or by which any Subsidiary of the Company is bound with respect to the voting of any shares of capital stock of any Subsidiary of the Company, (vii) obligations or commitments of any character restricting the transfer of any shares of capital stock of any Subsidiary of the

Company, or (vi) other obligations by any Subsidiaries of the Company to make any payments based on the price or value of any shares of any Subsidiaries of the Company. Neither the Company nor any of its Subsidiaries is a party to any Contract that obligated any Subsidiaries of the Company to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

3.9 Company SEC Reports. The Company has filed all forms, reports and documents with the SEC that have been required to be filed by it under applicable laws prior to the date hereof, and the Company will file prior to the Effective Time all forms, reports and documents with the SEC that are required to be filed by it under applicable laws prior to such time (all such forms, reports and documents, together with all exhibits and schedules thereto, the “Company SEC Reports”). Each Company SEC Report complied, or will comply, as the case may be, as of its filing date, in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Company SEC Report was, or will be, filed. True and correct copies of all Company SEC Reports filed prior to the date hereof have been furnished to Newco or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report, except as disclosed in certifications filed with the Company SEC Reports, and, at the time of filing or submission of each such certification, such certification was true and accurate. Neither the Company nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

3.10 Company Financial Statements.

(a) The consolidated financial statements of the Company and its Subsidiaries filed with the Company SEC Reports (i) comply, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been or will be, as the case may be, prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q), and (iii) fairly present in all material respects, or will present in all material respects, as the case may be, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended. There are no unconsolidated Subsidiaries of the Company. The Company’s financial statements referred to above accurately reflect all compensation expenses required to be reflected thereon as a result of any misdating or other inappropriate granting of any Company Options.

(b) The Company has established and maintains, adheres to and enforces a system of internal accounting controls which are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. Neither the Company nor, to the Knowledge of the Company, the Company’s independent auditors, has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, in each case which has not been subsequently remediated, or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries.

(c) The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or Persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such Persons, as required by Section 406(b) of the Sarbanes-Oxley Act. To the Knowledge of the Company, since the adoption of the code of ethics, there have been no violations of provisions of the Company’s code of ethics by any such Persons.

(d) Neither the Company nor any of its Subsidiaries is a party to any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such Contract is to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company’s consolidated financial statements.

3.11 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities, other than (a) liabilities reflected or otherwise reserved against in the Audited Company Balance Sheet, (b) liabilities arising under this Agreement or incurred in connection with the transactions contemplated by this Agreement, (c) liabilities arising under executory Contracts to which the Company or any of its Subsidiaries is a party or otherwise bound, (d) liabilities incurred in the ordinary course of business consistent with past practice, and (e) liabilities that would not have a Company Material Adverse Effect.

3.12 Absence of Certain Changes.

(a) Since December 31, 2008 through the date hereof, except for actions expressly contemplated by this Agreement or disclosed in the Company SEC Reports filed since December 31, 2008 (other than (i) any exhibits thereto, (ii) any items included therein that are incorporated by reference to Company SEC Reports filed prior to December 31, 2007 and (iii)

any risk factor disclosures or other cautionary, predictive or forward-looking disclosures contained therein), the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, and there has not been or occurred any Company Material Adverse Effect that is continuing.

(b) Since December 31, 2008 through the date hereof, the Company has not taken any action that would be prohibited by Section 5.2 if proposed to be taken after the date hereof.

3.13 Material Contracts.

(a) For all purposes of and under this Agreement, a “Material Contract” shall mean any of the following:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to the Company and its Subsidiaries, taken as whole;

(ii) any employment or consulting Contract (in each case, under which the Company has continuing obligations as of the date hereof) with any current or former executive officer or other employee of the Company or its Subsidiaries or member of the Company Board providing for an annual base salary in excess of $150,000;

(iii) any Employee Plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated hereby or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iv) any Contract that contains material severance terms;

(v) any Contract which provides for indemnification by the Company or its Subsidiaries of any officer, director or employee of the Company or its Subsidiaries;

(vi) any Contract with any of the twenty (20) largest customers of the Company and its Subsidiaries, determined on the basis of revenues received by the Company or any of its Subsidiaries for the four fiscal quarters ended December 31, 2008 (the “Material Customer Agreements”);

(vii) any Material Customer Agreement or Intellectual Property Agreement containing any covenant (A) limiting the right of the Company or any of its Subsidiaries to engage in any material line of business or to compete with any Person in any line of material business or in any geographic location, or (B) prohibiting the Company or any of its Subsidiaries from engaging in material business with any Person or levying a material fine, charge or other payment for doing so

(viii) any Contract which was entered into on or after January 1, 2008 or which has not yet been consummated or which has been terminated in accordance with its terms (A) relating to the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets other than in the ordinary course of business, or (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries

(ix) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit (whether incurred, assumed, guaranteed or secured by any asset), other than (A) accounts receivables and payables, and (B) loans to direct or indirect wholly-owned Subsidiaries, in each case in the ordinary course of business consistent with past practice;

(x) any Contract pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” or other contingent payment obligations;

(xi) any Material Customer Agreement or Out-License in which the Company has granted (A) most favored customer pricing provisions or (B) any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any Person;

(xii) any Contract that pursuant to which the Company or any of its Subsidiaries has any obligations or liabilities (whether absolute, accrued, contingent or otherwise), as guarantor, surety, co-signer, endorser, co-maker, or otherwise in respect of any obligation of any Person, or any capital maintenance, keep-well or similar agreements or arrangements in any such case which, individually is in excess of $100,000;

(xiii) any Contract other than a Lease or Sublease which by its terms calls for (A) aggregate noncontingent payments by the Company or its Subsidiaries of more than $250,000 over the remaining term of the Contract or (B) potential payments by or to the Company or any of its Subsidiaries reasonably expected to exceed $250,000 over the remaining term of the Contract;

(xiv) any Contract that involves any joint venture, partnership or similar arrangement;

(xv) any Contract that contains “standstill” or similar provisions to which the Company or its Subsidiaries is subject and restricted;

(xvi) any Lease set forth in Section 3.15(b) of the Company Disclosure Letter or any Sublease set forth in Section 3.15(d) of the Company Disclosure Letter; and,

(xvii) any Company Intellectual Property Agreements described in Section 3.16(b) of the Company Disclosure Letter.

(b) Section 3.13(b) of the Company Disclosure Letter contains a complete and accurate list of all Material Contracts (including any amendments thereto) to or by which the Company or any of its Subsidiaries is a party or is bound. Prior to the date hereof, the Company has delivered or made available to Newco a complete and correct copy of each Material Contract (including any amendments thereto) in existence as of the date hereof.

(c) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and is in full force and effect, and neither the Company nor any of its Subsidiaries party thereto, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would reasonably be expected to (i) constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto; (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract; (iii) give any person the right to receive or require a material rebate, chargeback, penalty or change in delivery schedule under any Material Contract; (iv) give any Person the right to accelerate the maturity or performance of any Material Contract; or (v) give any Person the right to cancel terminate or modify any Material Contract; in each case except as would not have a Company Material Adverse Effect.

3.14 Personal Property and Assets. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as presently conducted, and the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such Assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all liens other than Permitted Liens.

3.15 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) Section 3.15(b) of the Company Disclosure Letter contains a complete and accurate list of all of the existing material leases, subleases or other agreements (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property in excess of 5,000 square feet (such property, the “Leased Real Property”). The Company has heretofore delivered or made available to Newco a complete and accurate copy of all Leases of Leased Real Property (including all modifications, amendments, supplements, waivers, extensions, renewals, guarantees and side letters thereto). The Company and/or its Subsidiaries have and own valid leasehold estates in the Leased Real Property, free and clear of all liens other than Permitted Liens.

(c) With respect to each of the Leases: (i) to the knowledge of the Company or any of its Subsidiaries, there are no disputes with respect to such Lease; (ii) no security deposit or portion thereof deposited with respect to any Lease has been applied in respect of a breach or default under such Lease which has not be redeposited in full; and (iii) the Company or a Subsidiary does not currently owe any brokerage commissions or finder’s fees with respect to such Lease.

(d) Section 3.15(d) of the Company Disclosure Letter contains a complete and accurate list of all of the existing subleases or other agreements (collectively the “Subleases”) under which the Company or any of its Subsidiaries conveys or grants to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, now or in the future, any of the Leased Real Property or portion thereof (such property the “Subleased Real Property”). The

Company has heretofore delivered or made available to Newco a complete and accurate copy of all Subleases of Subleased Real Property (including all modifications, amendments, supplements, waivers, extensions, renewals, guarantees and side letters thereto). With respect to each of the Subleases: (i) no security deposit or portion thereof deposited with respect to such Sublease has been applied in respect of a breach or default under such Sublease which has not been redeposited in full; (ii) neither the Company nor any of its Subsidiaries currently owes any brokerage commissions or finder’s fees with respect to such Sublease; (iii) the other party to such Sublease is not an affiliate of, and otherwise does not have any economic interest in the Company or any of its Subsidiaries; (iv) except as set forth in Section 3.15(d) of the Company Disclosure Letter, to the Company’s knowledge, the other party to such Sublease has not assigned the Sublease or subleased, licensed or otherwise granted any Person the right to use or occupy, the premises demised thereunder or any portion thereof; and (v) to the Company’s knowledge, there are no liens or encumbrances on the estate or interest created by such Sublease.

3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Letter is a complete list of the following Company Intellectual Property: (i) all registered, and applications to register, Trademarks; (ii) all issued Patents and Patent applications; (iii) all registered Copyrights; (iv) all rights in Internet domain names; and (v) those Software products of the Company that, as of the date of this Agreement, are being commercially offered by Company (“Company Products”); in the case of (i) to (iv) inclusive listing, as applicable, the name of the applicant/registrant and current owner, and in the case of (i) to (iii) inclusive, also listing the jurisdiction where the application or registration is located and the application or registration number

(b) Company Intellectual Property Agreements.

(i) Section 3.16(b)(i) of the Company Disclosure Letter is a complete list (including the names of the parties) of all Contracts that are in effect as of the date of this Agreement to which the Company or any of its Subsidiaries is a party and (A) which is a settlement of a Legal Proceeding or other claim related to Intellectual Property or an agreement containing both a patent license and a release and that was either entered into in the 24 month period preceding the date of this Agreement (or, to the actual knowledge of the Company prior thereto, provided that the existence of any document prior to such date does not in and of itself constitute knowledge); or (B) pursuant to which the Company or any of its Subsidiaries is granted a right or license to any third party’s Intellectual Property Rights in connection with the operation of the Company’s business, other than licenses and related services agreements for commercially available technology or Intellectual Property Rights that if terminated could be replaced without material interruption to the Company’s business (“In-Licenses”).

(ii) Section 3.16(b)(ii) of the Company Disclosure Letter is a complete list (including the names of the parties) of all Contracts that are in effect as of the date of this Agreement and that generated revenue to the Company or any Subsidiary in excess of $500,000 in the four fiscal quarters ended December 31, 2008 under which the Company or any of its Subsidiaries has granted to any third party any licenses or rights under any Company Intellectual Property, other than the Material Customer Agreements (“Out-Licenses”, together with In-Licenses, “Company Intellectual Property Agreements”).

(c) The Company Intellectual Property is owned by the Company or its Subsidiaries (including, with respect to Intellectual Property developed by employees or independent contractors, pursuant to agreements providing for the assignment of the same to the Company or its applicable Subsidiary) free and clear of all liens other than (i) Permitted Liens, or (ii) encumbrances, restrictions or other obligations arising under any of the Company Intellectual Property Agreements; and the Company Intellectual Property, together with all Intellectual Property licensed to the Company or any of its Subsidiaries pursuant to any written contract are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as presently conducted.

(d) The Company and each of its Subsidiaries has taken all steps required by third parties to protect confidential information, including Trade Secrets, received from such third parties and, to the Knowledge of the Company, have taken commercially reasonable steps to protect the confidentiality of material confidential information, including Trade Secrets owned by the Company or any Subsidiary, and, to the Knowledge of the Company, there is no misappropriation from the Company of material Trade Secrets by any third party.

(e) The operation of the Company’s or its Subsidiaries’ business has not and does not as currently conducted infringe upon or otherwise violate the Intellectual Property Rights of any third party in a manner that is likely to result in material liability to Company. To the Knowledge of the Company, no third party is infringing or otherwise violating any material Company Intellectual Property (except cases in which customers may have exceeded in a non-material manner the rights granted to them in any Out-License with respect to license scope) that would be adverse to the Company in a material respect.

(f) In the 24-month period preceding the date hereof (and, to the actual knowledge of the Company, prior thereto, provided that the existence of any document prior to such date does not in and of itself constitute knowledge), Company has not received written notice (including any demand letter or offer to license) of any pending and there is no currently pending or, to the Knowledge of the Company, threatened Legal Proceeding or other claim alleging, that the conduct of Company’s or its Subsidiaries’ business infringes or violates the Intellectual Property Rights of any third party in a manner that will result in material liability to Company. Company has not received written notice of any pending Legal Proceeding or other claim challenging the validity, or enforceability or Company’s ownership of, any material Company Intellectual Property.

(g) The Company employs commercially reasonable processes and procedures to review the requirements associated with all Open Source prior to the use thereof in connection with any Company Products, including having the Company’s legal function review the license agreements where applicable. Except as set forth in Section 3.16(g) of the Company Disclosure Letter, (i) no Company Product presently sold, licensed or distributed by the Company is subject the General Public License (GPL) or Lesser General Public License (LGPL) and (ii) no Company Product contains Open Source in a manner that would result in Company being obligated to license, disclose or otherwise make available source code that is proprietary to the Company. No material source code for any Company Product has been released from escrow or otherwise provided to a third party as a result of Company’s breach of an Out-License, and no third party is party to any escrow or other agreement for source code that is material to Company or Company’s business that contains release conditions that would be triggered (either automatically or otherwise) by the transactions contemplated by this Agreement.

(h) Section 3.16(h) of the Company Disclosure Letter is a complete list of all Governmental Entities with which Company or its Subsidiaries, acting as primary contractor, have entered into Out-Licenses in effect as of the date of this Agreement and under which Company has received more than $500,000.

(i) The execution and delivery of this Agreement and the consummation of the Merger will not result in (i) the Company or its Subsidiaries granting to, or being obliged to grant to any third party any additional or new rights or licenses to any Company Intellectual Property under any Company Intellectual Property Agreement, (ii) the termination or cancellation by a third party of any Company Intellectual Property Agreement, or (iii) the imposition of any Lien on any Company Intellectual Property, except where any of the foregoing (in clauses (i) through (iii)) would not have a Company Material Adverse Effect.

(j) The Company and each Subsidiary have complied in all material respects with their respective internal security policies and privacy policies relating to the use, collection, storage, disclosure and transfer of any personally identifiable information of third parties collected by the Company or any Subsidiary. To the Knowledge of the Company, (i) in the 24-month period preceding the date hereof, there have not been any incidents of data security breaches or breaches of the foregoing and (ii) there have not been any written complaints, written notices, Legal Proceedings or other written claims related to the same. Neither the Company nor any of its Subsidiaries has received written notice of any claim or allegation relating to any alleged wrongful issuance of any of the Company’s digital certificate products or to any data or security breach related to the use of such products.

3.17 Tax Matters. Except as would not have a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries have filed all material U.S. federal, state, local and non-U.S. returns, estimates, information statements and reports (including amendments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed by any of them and have paid, or have adequately reserved (in accordance with GAAP) for the payment of, all Taxes required to be paid, and the most recent financial statements contained in the Company SEC Reports reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by the Company and its Subsidiaries through the date of such financial statements. No material deficiencies for any Taxes have been asserted or assessed, or to the Knowledge of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves (in accordance with GAAP), nor has the Company or any of its Subsidiaries executed any waiver, except in connection with any ongoing tax examination, of any statute of limitations on or extended the period for the assessment or collection of any material Tax.

(b) The Company and each of its Subsidiaries have timely paid or withheld with respect to their Employees (and paid over any amounts withheld to the appropriate Taxing authority) all U.S. federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld.

(c) No audit or other examination of any material Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination.

(d) Neither the Company nor any of its Subsidiaries is, nor has been at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(e) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(f) Neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treas. Reg. § 1.6011 4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. § 1.6011 4(b)(2).

3.18 Employee Plans.

(a) Section 3.18(a)(i) and Section 3.18(a)(ii) of the Company Disclosure Letter, respectively, set forth a complete and accurate list of (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all other employment, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, deferred compensation, severance, termination, retention, change of control and other similar fringe, welfare or other material benefit or compensation plans, programs, agreement, contracts, policies or binding arrangements (whether or not in writing) maintained, sponsored or contributed to for the benefit of any current or former employee or director of the Company, any of its Subsidiaries or any other trade or business (whether or not incorporated) which would be treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code (an “ERISA Affiliate”), or with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any material liability (together the “Employee Plans”). With respect to each Employee Plan, to the extent applicable the Company has made available to Newco complete and accurate copies of (A) the most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (B) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (C) the plan documents and summary plan descriptions, or a written description of the terms of any Employee Plan that is not in writing; (D) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (E) any notices to or from the IRS or any office or representative of the DOL or any similar Governmental Authority relating to any compliance issues in respect of any such Employee Plan; and (F) with respect to each material Employee Plan that is maintained in any non-U.S. jurisdiction (the “International Employee Plans”), to the extent applicable, (x) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan and (y) any document comparable to the determination letter reference under clause (B) above issued by a Governmental Authority relating to the satisfaction of law necessary to obtain the most favorable tax treatment.

(b) No Employee Plan is, and neither the Company nor any of its Subsidiaries has any current or potential liability or obligation under or with respect to, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA) or (iii) any plan subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA.

(c) Each Employee Plan has been maintained, operated, funded and administered in all material respects in compliance with its terms and with all applicable law and Collective Bargaining Agreements, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority.

(d) No Employee Plan in existence prior to January 1, 2005 that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) and not subject to Section 409A of the Code has been materially modified (as defined under Section 409A of the Code) since October 3, 2004 and all Employee Plans subject to Section 409A of the Code have been operated and administered in good faith compliance with Section 409A of the Code from the period beginning December 31, 2004 through the date hereof.

(e) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(f) None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Employee Plan or for which the Company or any of its Subsidiaries has any indemnification obligation.

(g) Except as set forth in Section 3.18(g) of the Company Disclosure Letter, no Employee Plan provides post-termination or retiree life insurance, health or other welfare benefits to any person, except as required by COBRA or any similar law.

(h) Except as set forth in Section 3.18(h) of the Company Disclosure Letter:

(i) each Employee Plan that is intended to be “qualified” under Section 401 of the Code has received a favorable determination letter from the IRS to such effect and, to the Knowledge of the Company, no fact, circumstance or event has occurred or exists that would reasonably be expected to adversely affect the qualified status of such Employee Plan;

(ii) to the extent applicable, each International Employee Plan has been approved by the relevant taxation and other Governmental Authorities so as to enable: (i) the Company or any of its Subsidiaries and the participants and beneficiaries under the relevant International Employee Plan and (ii) in the case of any International Employee Plan under which resources are set aside in advance of the benefits being paid (a “Funded International Employee Plan”), the assets held for the purposes of the Funded International Employee Plans, to enjoy the most favorable taxation status possible and the Company is not aware of any ground on which such approval may cease to apply;

(iii) all contributions, premiums and other payments with respect to any Employee Plan for any time period ending on or before the Effective Time have been timely made, accrued or reserved for; and

(iv) except as required by applicable law or this Agreement, no condition or term under any relevant Employee Plan exists which would prevent Newco or the Surviving Corporation or any of its Subsidiaries from terminating or amending any Employee Plan without material liability to Newco or the Surviving Corporation or any of its Subsidiaries (other than ordinary administration expenses or routine claims for benefits).

(i) Except as set forth in Section 3.18(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any plan or commitment to amend or establish any new Employee Plan or to continue or increase any benefits under any Employee Plan, or to maintain any such benefits or the level of any such benefits generally for any period.

(j) Except as set forth in Section 3.18(j) of the Company Disclosure Letter, neither the execution or delivery of this Agreement by the Company nor the consummation of the Merger will (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current or former director, employee or independent contractor of the Company or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation.

3.19 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement”). None of the U.S.-based employees of the Company or any of its Subsidiaries is represented by any union with respect to his or her employment by the Company or such Subsidiary. To the Knowledge of the Company, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries. No Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. There is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened.

(b) The Company and its Subsidiaries have complied in all material respects with applicable laws and orders with respect to employment (including applicable laws, rules and regulations regarding wage and hour requirements, immigration status, discrimination in employment, employee health and safety, and collective bargaining), except for such noncompliance as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company and each of its Subsidiaries have withheld all amounts required by applicable law to be withheld from the wages, salaries, and other payments to employees, and are not, to the Knowledge of the Company, liable for any material arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. Neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).

3.20 Environmental Matters. Except for such matters as would not have a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are in compliance with all applicable Environmental Laws, which compliance includes the possession and maintenance of, and compliance with, all permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries.

(b) Neither the Company nor any of its Subsidiaries has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released or disposed of any Hazardous Substances, except in compliance with applicable Environmental Laws.

(c) Neither Company nor any of its Subsidiaries has exposed any employee or any third party to Hazardous Substances in violation of any Environmental Law.

(d) Neither the Company nor any of its Subsidiaries is a party to or is the subject of any pending, or to the Knowledge of the Company threatened Legal Proceeding alleging any Liability or responsibility under or noncompliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any order or agreement by or with any Governmental Authority or third party imposing any material liability or obligation with respect to any of the foregoing.

3.21 Permits. The Company and its Subsidiaries are in compliance with the terms of all permits from Governmental Authorities required to conduct their businesses as currently conducted, and no suspension or cancellation of any such permits is pending or, to the

Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.22 Compliance with Laws. The Company and each of its Subsidiaries is in compliance with all laws and orders that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and/or its Subsidiaries, except for such violations or noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect. No representation or warranty is made in this Section 3.22 with respect to (a) compliance with the Exchange Act, which is exclusively addressed by Section 3.9 and Section 3.10, (b) compliance with applicable Tax laws, which is exclusively addressed by Section 3.17, (c) compliance with ERISA and other applicable laws relating to employee benefits, which is exclusively addressed by Section 3.18, (d) compliance with labor law matters, which is exclusively addressed by Section 3.19, or (e) compliance with Environmental Laws, which is exclusively addressed by Section 3.20.

3.23 Legal Proceedings; Orders.

(a) As of the date hereof, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any current or former supervisory employee of the Company or any of its Subsidiaries with respect to any acts or omissions in connection with their employment with the Company or any of its Subsidiaries, or any properties or assets of the Company or of any of its Subsidiaries, or any properties or assets of the Company or any of its Subsidiaries, in either case that would have a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries is subject to any judgment, order, injunction, decree, stipulation or award (whether rendered by a court, administrative agency, or by arbitration, pursuant to a grievance or other procedure) that would have a Company Material Adverse Effect.

(c) There is not currently any internal investigation or inquiry being conducted (i) by the Company, (ii) at the request of the Company by any Governmental Authority or (iii) at the request of the Company by any third party, concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

3.24 Insurance. The Company and its Subsidiaries have all material policies of insurance covering the Company, its Subsidiaries or any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is in a form and amount that is customarily carried by persons conducting business similar to that of the Company and which the Company believes is adequate for the operation of its business. All such insurance policies are in full force and effect, no notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except for such defaults that would not have, individually or in the aggregate, a Company Material Adverse Effect. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, or material premium increase with respect to, any such policies.

3.25 Related Party Transactions. Except for compensation or other employment arrangements in the ordinary course of business, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly-owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K of the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.26 Brokers. Except for Barclays Capital, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

3.27 Proxy Statement and Other Required Company Filings.

(a) The proxy statement, letter to stockholders, notice of meeting and form of proxy accompanying the proxy statement that will be provided to the Company Stockholders in connection with the solicitation of proxies for use at the Company Stockholder Meeting (collectively, as amended or supplemented, the “Proxy Statement”), as well as any other document that is required to be filed by the Company with the SEC in connection with the Merger (each, a “Other Required Company Filing” and collectively, the “Other Required Company Filings”) will, when filed with the SEC, comply as to form in all material respects with the applicable requirements of the Exchange Act. The Proxy Statement will not, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first sent to the Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Newco or Merger Sub or any of their Affiliates, partners, members, stockholders, directors, officers, employees, agents or other representatives for inclusion or incorporation by reference in the Proxy Statement. None of the Other Required Company Filings will, when filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Newco or Merger Sub or any of their respective Affiliates, partners, members, stockholders, directors, officers, employees, agents or other representatives for inclusion or incorporation by reference in any of the Other Required Company Filings.

(b) The information supplied by the Company or any of its directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any of the Other Required Newco Filings will not, at the time the applicable Other Required Newco Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

NEWCO AND MERGER SUB

Newco and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization; Good Standing. Newco is duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be in good standing would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Newco to fully perform its covenants and obligations under this Agreement. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in good standing would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Merger Sub to fully perform its covenants and obligations under this Agreement. Newco has delivered or made available to the Company complete and correct copies of the charter and bylaws or other constituent documents, as amended to date, of Newco and Merger Sub. Neither Newco nor Merger Sub is in material violation of the charter or its bylaws.

4.2 Power; Enforceability. Each of Newco and Merger Sub has the requisite power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and to consummate the Merger. The execution and delivery of this Agreement by each of Newco and Merger Sub, the performance by each of Newco and Merger Sub of its respective covenants and obligations hereunder and the consummation of the Merger have been duly authorized by all necessary corporate action on the part of each of Newco and Merger Sub and no additional proceedings on the part of Newco or Merger Sub are necessary to authorize the execution and delivery of this Agreement by each of Newco and Merger Sub, the performance by each of Newco and Merger Sub of its respective covenants and obligations hereunder or the consummation of the Merger. This Agreement has been duly executed and delivered by each of Newco and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Newco and Merger Sub, enforceable against each of Newco and Merger Sub in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

4.3 Non-Contravention. The execution and delivery of this Agreement by each of Newco and Merger Sub, the performance by each of Newco and Merger Sub of their respective covenants and obligations under this hereunder and the consummation of the Merger do not and will not (i) violate or conflict with any provision of the charters or bylaws or other constituent documents of Newco or Merger Sub, (ii) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Newco or Merger Sub is a party or by which Newco, Merger Sub or any of their properties or assets may be bound, (iii) assuming compliance with the matters referred to in Section 4.4, violate or conflict with any law or order applicable to Newco or Merger Sub or by which any of their properties or assets are bound or (iv) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Newco or Merger Sub, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, defaults, terminations, accelerations or liens which would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Newco and Merger Sub to fully perform their respective covenants and obligations under this Agreement.

4.4 Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of Newco, Merger Sub or any of their Affiliates in connection with the execution and delivery of this Agreement by each of Newco and Merger Sub, the performance by each of Newco and Merger Sub of their respective covenants and obligations under this Agreement or the consummation of the Merger, except (i) the filing and recordation of the Articles of Merger with the Maryland Department of Assessments and Taxation and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company and its Subsidiaries are qualified to do business, (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, and (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws.

4.5 Legal Proceedings; Orders.

(a) There are no Legal Proceedings pending or, to the knowledge of Newco or any of its Affiliates, threatened against Newco or Merger Sub that would, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Newco and Merger Sub to fully perform their respective covenants and obligations under this Agreement.

(b) Neither Newco nor Merger Sub is subject to any legal order that would prevent or materially delay the consummation of the Merger or the ability of Newco and Merger Sub to fully perform their respective covenants and obligations under this Agreement.

4.6 Proxy Statement; Other Required Company Filings.

(a) The information supplied by Newco, Merger Sub or any of their respective Affiliates, partners, members, stockholders, directors, officers, employees, agents or other representatives to the Company in writing specifically for inclusion or incorporation by reference in the Proxy Statement will not, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first sent to the Company Stockholders or at the time of the Company

Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Newco, Merger Sub or any of their respective Affiliates, partners, members, stockholders, directors, officers, employees, agents or other representatives for inclusion or incorporation by reference in any of the Other Required Company Filings will not, at the time the applicable Other Required Company Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by Newco or Merger Sub with respect to information supplied by the Company or any of its Affiliates, directors, officers, employees, agents or other representatives for inclusion or incorporation by reference in the Proxy Statement or any of the Other Required Company Filings.

(b) Any document that is required to be filed by Newco, Merger Sub or any of their respective Affiliates with the SEC in connection with the transactions contemplated by this Agreement (each, a “Other Required Newco Filing” and collectively, the “Other Required Newco Filings”) will, when filed with the SEC, comply as to form in all material respects with the applicable requirements of the Exchange Act. None of the Other Required Newco Filings will, when filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by Newco or Merger Sub with respect to information supplied by the Company or any of its Affiliates, directors, officers, employees, agents or other representatives for inclusion or incorporation by reference in any of the Other Required Newco Filings.

4.7 Ownership of Company Capital Stock. Neither Newco nor Merger Sub is, nor at any time during the last five (5) years has it been, an “interested stockholder” of the Company as defined in Section 3-601 of the MGCL (other than as contemplated by this Agreement). Neither Newco, Merger Sub nor any of their respective Affiliates, partners, members, stockholders, directors, officers or employees own any shares of Company Common Stock.

4.8 Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Newco or Merger Sub.

4.9 Operations of Merger Sub. Each of Newco and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, neither Newco nor Merger Sub will have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

4.10 Financing.

(a) Newco and Merger Sub have delivered to the Company a complete and accurate copy, as of the date of this Agreement, of (i) an executed commitment letter (the “Equity Commitment Letter”) from Thoma Bravo Fund IX, L.P. (the “Investor”) to provide, subject to the terms and conditions therein, equity financing in an aggregate amount sufficient to fully finance the Merger and other transactions contemplated by this Agreement (the “Equity Financing”), and (ii) an executed commitment letter, dated as of the date of this Agreement, from Wells Fargo Foothill, LLC and Bank of Montreal (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”) to provide, subject to the terms and conditions therein, debt financing in an aggregate amount set forth therein (being collectively referred to as the “Debt Financing”, and together with the Equity Financing collectively referred to as the “Financing”).

(b) As of the date hereof, the Commitment Letters have not been amended or modified, and the commitments set forth in the Commitment Letters have not been withdrawn or rescinded in any respect. The Commitment Letters, in the form so delivered to the Company on the date hereof, are in full force and effect and each constitutes a legal, valid and binding obligation of Newco and, to the knowledge of Newco, the other parties thereto for so long as it remains in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letters. Subject to the conditions set forth in the Equity Commitment Letter, the aggregate proceeds of the Equity Financing contemplated by the Equity Commitment Letter, together with the available cash of the Company, will be sufficient to enable Newco and Merger Sub to consummate the Merger upon the terms contemplated by this Agreement, to make all payments contemplated by this Agreement in connection with the Merger (including payment of all amounts payable under Article II of this Agreement in connection with or as a result of the Merger) and to pay all fees and expenses associated therewith. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Newco or Merger Sub under any term or condition of the Commitment Letters other than to the extent that any term or condition requires any action by, or otherwise relates to, the Company or any of its Subsidiaries. Assuming the accuracy of the Company’s representations and warranties contained herein, as of the date of this Agreement, neither Newco nor Merger Sub has any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Newco or Merger Sub on the date of the Closing. Newco has fully paid any and all commitment and other fees that have been incurred and are due and payable on or prior to the date hereof in connection with the Commitment Letters.

(c) As of the date hereof, none of Newco, Merger Sub or any of their respective Affiliates is a party to any Contracts, or has made or entered into any formal or informal arrangements or other understandings (whether or not binding), with any Company Stockholder that is not an officer or employee of the Company or one of its Subsidiaries concerning any investments to be made in, or contributions to be made to, Newco or Merger Sub in connection with the Merger and/or any other transactions contemplated by this Agreement other than as set forth in the Commitment Letters.

4.11 Management Arrangements. As of the date hereof, except as previously disclosed to the Company Board, there are no Contracts or any formal or informal arrangements or other understandings (whether or not binding) between Newco, Merger Sub or any of their respective Affiliates, on the one hand, and any director or officer of the Company, on the other hand, relating to this Agreement, the Merger or any other transactions contemplated by this Agreement (including as to any investments to be made in, or contributions to be made to, Newco or Merger Sub), or to the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Closing.

4.12 Solvency. As of the Effective Time and immediately after giving effect to all of the transactions contemplated by this Agreement, including the Merger and the payment of the aggregate merger consideration pursuant hereto, and payment of all related fees and expenses of Newco, Merger Sub, the Company and their respective Subsidiaries in connection therewith, (i) the amount of the “fair saleable value” of the assets of each of the Surviving Corporation and its Subsidiaries will exceed (A) the value of all liabilities of the Surviving Corporation and such Subsidiaries, including contingent and other liabilities, and (B) the amount that will be required to pay the probable liabilities of the Surviving Corporation and such Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured, (ii) each of the Surviving Corporation and its Subsidiaries will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged, and (iii) each of the Surviving Corporation and its Subsidiaries will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

4.13 No Other Company Representations or Warranties. Except for the representations and warranties set forth in Article III, Newco and Merger Sub hereby acknowledge and agree that (a) neither the Company or any of its Subsidiaries, nor any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Newco, Merger Sub or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, and (b) neither the Company or any of its Subsidiaries, nor or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to Newco, Merger Sub or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, resulting from the delivery, dissemination or any other distribution to Newco, Merger Sub or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, or the use by Newco, Merger Sub or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, of any such information provided or made available to any of them by the Company or any of its Subsidiaries, or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Newco, Merger Sub or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, in “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of the Merger or any other transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 4.13 or this Agreement shall relieve any Person of liability for fraud or willful misconduct or prevent Newco and Merger Sub from relying on the representations and warranties of the Company set forth in this Agreement or the other agreements or certificates entered into or delivered by the Company in connection with this Agreement.

4.14 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Newco and Merger Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Newco and Merger Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof (including, without limitation, pursuant to Section 6.9 of this Agreement) from the Company and its Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Newco and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Newco and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, with respect thereto. Accordingly, Newco and Merger Sub hereby acknowledge and agree that none of the Company or any of its Subsidiaries, nor any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans). Notwithstanding the foregoing, nothing in this Section 4.14 or this Agreement shall relieve any Person of liability for fraud or willful misconduct or prevent Newco and Merger Sub from relying on the representations and warranties of the Company set forth in this Agreement or the other agreements or certificates entered into or delivered by the Company in connection with this Agreement.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations. Except (x) as contemplated or permitted by this Agreement, (y) as set forth in Section 5.1 of the Company Disclosure Letter, or (z) as approved by Newco (which approval will not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall, and the Company shall cause each of its Subsidiaries to, (i) maintain its existence in good standing under applicable law, (ii) subject to the restrictions and exceptions set forth in Section 5.2 or elsewhere in this Agreement, conduct its business and operations only in the ordinary and usual course of business and in a manner consistent with prior practice, and (iii) use commercially reasonable efforts to (A) preserve intact its assets, properties, contracts or other legally binding understandings, licenses and business organizations, (B) keep available the services of its current officers and key employees and (C) preserve the current relationships with customers, suppliers, distributors, lessors, licensors, licensees, creditors, employees, contractors and other Persons with which the Company or any of its Subsidiaries has business relations.

5.2 Forbearance Covenants. Except (x) as contemplated or permitted by this Agreement, (y) as set forth in Section 5.2 of the Company Disclosure Letter, or (z) as approved by Newco (which approval will not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not do any of the following and shall not permit any of its Subsidiaries to do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under Section 5.1 also):

(a) amend its Charter or bylaws or comparable organizational documents;

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(c) issue, sell, deliver or agree or authorize, propose or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for the issuance and sale of shares of Company Common Stock pursuant to the exercise of Company Options outstanding prior to the date hereof;

(d) directly or indirectly acquire, repurchase or redeem any Company Securities or Subsidiary Securities (other than repurchases of Company Securities pursuant to the terms and conditions of Company Stock-Based Awards outstanding as of the date of this Agreement);

(e) (i) adjust, split, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock, except for cash dividends made by any direct or indirect wholly-owned Subsidiary of the Company to the Company or one of its Subsidiaries, (iii) pledge or encumber any shares of its capital stock or any of its other securities, or (iv) modify the terms of any shares of its capital stock or any of its other securities;

(f) (i) incur, create, assume or otherwise become liable for any long-term or short-term debt or issue any debt securities, except for (A) trade payables incurred in the ordinary course of business, (B) short-term debt incurred to fund operations of the business in the ordinary course of business, (C) debt incurred in the ordinary course of business under lines of credit or other credit facilities in effect on the date hereof, and (D) loans or advances to direct or indirect wholly-owned Subsidiaries, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company, (iii) make any loans, advances or capital contributions to or investments in any other Person, except for travel advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries, or (iv) sell, license, mortgage, lease, transfer, encumber or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any lien thereupon (other than Permitted Liens);

(g) (i) enter into, adopt, create, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner, except in any such case (A) as may be required by applicable law, (B) in the ordinary course of business and consistent with past practice, or (C) in connection with any new non-officer employee hires or the promotion of any non-officer employees, (ii) increase the compensation of any director, officer or employee, pay any special bonus or special remuneration to any director, officer or employee, or pay any benefit not required by any plan or arrangement as in effect as of the date hereof, except in any such case (A) as may be required by applicable law, (B) in the ordinary course of business and consistent with past practice, or (C) in connection with any new non-officer employee hires or the promotion of any non-officers employees, (iii) hire any new employees other than non-officer employees in the ordinary course of business consistent with past practice, or (iv) terminate any officer or key employee other than for good reason or for reasonable cause;

(h) (i) incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith that individually or in the aggregate, are in excess of $500,000, except in the ordinary course of business consistent with past practices, (ii) pay, discharge, settle or satisfy any liabilities, other than the payment, discharge or satisfaction of liabilities in the ordinary course of business, consistent with past practice, as required by any applicable law, as accrued for in the Audited Company Balance Sheet or as required by the terms of any Contract of the Company or its Subsidiaries, as in effect on the date of this Agreement, (iii) waive, release, grant or transfer any right of material value, other than in the ordinary course of business, consistent with past practice, or waive any material benefits of, or agree to modify in any material adverse respect, or, subject to the terms hereof, fail to enforce, or consent to any material matter with respect to which its consent is required under, any material confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party, (iv) enter into, modify, amend or terminate (A) any Contract which if so entered into, modified, amended or terminated could be reasonably likely to have a Company Material Adverse Effect or (B) except in the ordinary course of business, any Material Contract, (v) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice, (vi) engage in any transaction with, or enter into any agreement, arrangement or understanding with any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated under the Exchange Act that would be required to be disclosed under such Item 404, (vii) effectuate a “plant closing” or “mass layoff,” as those terms are defined in WARN, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any of its Subsidiaries, (viii) grant any material refunds, credits, rebates or other allowances by the Company or its Subsidiaries to any end user, customer, reseller or distributor, in each case, other than in the ordinary course of business, or (ix) abandon or allow to lapse or expire any registration or application for material Company Intellectual Property;

(i) settle any pending or threatened material Legal Proceeding having a value or in an amount in excess of $250,000;

(j) except as required by applicable law or GAAP, revalue any of its material properties or assets, including writing-off notes or accounts receivable;

(k) except as may be required as a result of a change in applicable law or in GAAP, make any change in any of the accounting methods, principles or practices used by it;

(l) (i) change its material Tax accounting methods, principles or practices, except as required by GAAP or applicable law (other than a change of certain customers from the sell-in method of accounting to the sell-through method of accounting) (ii) make or change any material Tax election, (iii) settle or compromise any material U.S. federal, state, local or non-U.S. income Tax liability, (iv) fail to file any material Tax Return when due or fail to cause such Tax Returns when filed to be complete and accurate in all material respects, (v) enter into any “listed transaction” as defined in Section 6011 of the Code and the regulations thereunder or (vi) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes;

(m) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein; or

(n) agree to take any of the actions described in this Section 5.2.

The parties hereto acknowledge and hereby agree that the restrictions set forth in this Section 5.2 are not intended to give Newco or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise (consistent with and subject to the terms, conditions and restrictions of this Agreement) control and supervision over their own business and operations.

5.3 No Solicitation.

(a) Notwithstanding anything to the contrary set forth in this Agreement, during the period commencing with the execution, delivery and effectiveness of this Agreement and continuing until 11:59 p.m. (Eastern time) on May 13, 2009 (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective Affiliates, directors, officers, employees, consultants, agents, representatives and advisors (collectively, “Representatives”)

shall have the right (acting under the direction of the Company Board or any authorized committee thereof), to (i) initiate, solicit and/or encourage the submission of one or more Acquisition Proposals from one or more Persons, including by furnishing to any Person (and/or such Person’s Affiliates, directors, officers, employees, consultants, agents, representatives and advisors) any non-public information relating to the Company or any of its Subsidiaries or by affording to any Person (and/or such Persons’ Affiliates, directors, officers, employees, consultants, agents, representatives and advisors) access to the business, properties, assets, books, records or other non-public information, or to the personnel, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall promptly make available to Newco and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is made available to any Person given such access which was not previously delivered to Newco and Merger Sub, (ii) continue, enter into, participate in and/or engage in any discussions or negotiations with one or more Persons (and/or such Persons’ Affiliates, directors, officers, employees, consultants, agents, representatives and advisors) with respect to one or more Acquisition Proposals or any other proposals that could reasonably be expected to lead to an Acquisition Proposal, (iii) otherwise cooperate with, assist or take any action to facilitate any Acquisition Proposals or any other proposals that could reasonably be expected to lead to any Acquisition Proposals.

(b) Subject to the terms of Section 5.3(c), on the No-Shop Period Start Date the Company shall cease and cause to be terminated any discussions or negotiations with any Person (other than any Excluded Party) that would otherwise be prohibited by this Section 5.3(b). Subject to the terms of Section 5.3(c), during the period commencing with the No-Shop Period Start Date and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries shall not, and the Company and its Subsidiaries shall use their reasonable best efforts to cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or take actions that could reasonably be expected to encourage, facilitate or assist, an Acquisition Proposal, (ii) furnish to any Person (other than Newco, Merger Sub or any designees of Newco or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Newco, Merger Sub or any designees of Newco or Merger Sub), in any such case with the intent to induce the making, submission or announcement of, or to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal or which may reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Proposal, or (v) enter into any letter of intent, memorandum of understanding or other Contract contemplating an Acquisition Transaction (other than a Acceptable Confidentiality Agreement). No later than two Business Days after the No-Shop Period Start Date, the Company shall notify Newco in writing of the number of Excluded Parties and shall provide to Newco, at the Company’s option, either (i) a copy of any Acquisition Proposal from an Excluded Party or (2) a written summary of the material terms of any Acquisition Proposal from an Excluded Party. If the Company obtains Knowledge of a material violation of any “standstill” or confidentiality agreement that the

Company has entered into in connection with such Person’s (other than Newco and Merger Sub) consideration of a possible acquisition of the Company, the Company agrees to use its reasonable best efforts to enforce the terms of such “standstill” or confidentiality agreement.

(c) Notwithstanding anything to contrary set forth in this Section 5.3 or elsewhere in this Agreement, at all times during the period commencing as of the No-Shop Period Start Date and continuing until the Company’s receipt of the Requisite Stockholder Approval, the Company Board and/or any authorized committee thereof may, directly or indirectly through one or more Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, and/or afford access to the business, properties, assets, books, records or other non-public information, or to the personnel, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to:

(i) any Excluded Party (and/or such Excluded Party’s Affiliates, directors, officers, employees, consultants, agents, representatives and advisors), provided that solely in the case of this clause (i), the Company Board or any authorized committee thereof shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Person has made an Acquisition Proposal that either constitutes a Superior Proposal or would be reasonably likely to lead to a Superior Proposal; and/or

(ii) any Person (and/or such Persons’ Affiliates, directors, officers, employees, consultants, agents, representatives and advisors) that has made or delivered to the Company a written Acquisition Proposal after the No-Shop Period Start Date that was not initiated or solicited in breach of Section 5.3(b), provided that solely in the case of this clause (ii), the Company Board or any authorized committee thereof shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal.

(d) The Company will promptly notify Newco after (i) receipt of an Acquisition Proposal (including the identity of the Person making such Acquisition Proposal and the material terms and conditions of such Acquisition Proposal), (ii) any request for information relating to the Company (including non-public information) or for access to the properties, books or records of the Company by any third party that has made an Acquisition Proposal, or (iii) receipt of an amendment to a previously disclosed Acquisition Proposal (including the terms of such amendment). The Company shall promptly (and in any event, within 24 hours) inform Newco of any change in the price, structure or form of consideration or terms and conditions of such Acquisition Proposal. Promptly (and in any event, within 24 hours) upon determination by the Company Board that an Acquisition Proposal constitutes a Superior Proposal, the Company shall notify Newco that the Company Board has received a Superior Proposal, specifying in detail the terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal. The Company agrees, during the three (3) Business Day period following Newco’s receipt of a notice of a Superior Proposal, to negotiate in good faith with Newco to give Newco the opportunity to match or better such Superior Proposal.

(e) Other than with respect to the Commitment Letters, neither Newco or Merger Sub, or any of their respective Affiliates, shall enter into any Contracts with any Person, or make or enter into any formal or informal arrangements or understanding (whether or not binding) with any Person, or have any discussions or other communications with any other Person, in any such case with respect to any actual or potential Acquisition Proposal involving the Company.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Required Action and Forbearance.

(a) Upon the terms and subject to the conditions set forth in this Agreement, Newco and Merger Sub, on the one hand, and (subject to the Company’s rights under Section 6.3, Section 6.4 and Section 6.5) the Company, on the other hand, shall take (or cause to be taken) all actions reasonably necessary, and do (or cause to be done), and assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger, including by:

(i) using reasonable best efforts to cause the conditions to the Merger set forth in Article VII to be satisfied;

(ii) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities, and making all registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Merger;

(iii) using reasonable best efforts to obtain all consents, waivers and approvals under any Contracts in connection with this Agreement and the consummation of the Merger so as to maintain and preserve the benefits under such Contracts as of the consummation of the Merger; and

(iv) executing and delivering any Contracts and other instruments that are necessary to consummate the Merger.

(b) In addition to the foregoing, neither Newco or Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement.

(c) The Company shall repatriate cash to bank accounts in the United States as reasonably requested by Newco and Merger Sub.

(d) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the Company shall be responsible for using (and causing its Subsidiaries to use) their respective reasonable best efforts to prepare and file the necessary notices, reports or other filings and to obtain the consents, approvals and authorizations identified or required to be identified in Section 3.5 or Section 3.6 or in the related section of the Company Disclosure Letter (which, in the case of the consents, approvals and notifications identified or required to be identified in Section 3.6 or in the related section of the Company Disclosure Letter, are required to be obtained by the Company), and Newco and Merger Sub shall be responsible for using their respective commercially reasonable efforts to cooperate with the Company in preparing and filing such notices, reports or other filings and obtaining such consents, approvals and authorizations.

(e) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, Newco and Merger Sub shall be responsible for using their respective reasonable best efforts to prepare and file the necessary notices, reports or other filings and to obtain the consents, approvals and authorizations identified or required to be identified in Section 4.3 or Section 4.4 or in a disclosure schedule relating thereto (which, in the case of the consents, approvals and notifications identified or required to be identified in Section 4.4 or in a disclosure schedule relating thereto, are required to be obtained by Newco and/or Merger Sub), and the Company shall be responsible for using its commercially reasonable efforts to cooperate with Newco and Merger Sub in preparing and filing such notices, reports or other filings and obtaining such consents, approvals and authorizations.

6.2 Antitrust Filings. Each of Newco and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act within ten (10) calendar days following the execution and delivery of this Agreement, and (ii) file comparable pre-merger or post-merger notification filings, forms and submissions with any foreign Governmental Authority that are required by the other applicable Antitrust Laws in connection with the Merger. Each of Newco and the Company shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made under any other Antitrust Laws, and (iv) take all action reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Antitrust Laws applicable to the Merger as soon as practicable, and to obtain any required consents under any other Antitrust Laws applicable to the Merger as soon as reasonably practicable. Each of Newco and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with such filings. If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement pursuant to the HSR or any other Antitrust Laws applicable to the Merger with respect to which any such filings have been made, then such party shall make (or cause to be made), as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

6.3 Proxy Statement and Other Required SEC Filings.

(a) As soon as practicable following the date hereof (and in any event within ten (10) Business Days), the Company shall prepare and file with the SEC, the Proxy Statement for use in connection with the solicitation of proxies from the Company Stockholders for use at the Company Stockholder Meeting. If the Company determines that it is required to file with the SEC any Other Required Company Filing under applicable law, the Company shall promptly prepare and file with the SEC such Other Required Company Filing. If Newco, Merger Sub or any of their respective Affiliates determine that they are required to file any Other Required Newco Filing under applicable law, then Newco, Merger Sub and their respective Affiliates, if applicable, shall promptly prepare and file with the SEC such Other Required Newco Filing. The Company shall cause the Proxy Statement and any Other Required Company Filing to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq. Newco and Merger Sub shall cause any Other Required Newco Filing to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. The Company, Newco and Merger Sub, as the case may be, shall furnish all information concerning the Company, on the one hand, and Newco and Merger Sub (and their respective Affiliates, if applicable), on the other hand, as the other may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement, any Other Required Company Filing and any Other Required Newco Filing. If at any time prior to the Company Stockholder Meeting, any information relating to the Company, Newco or Merger Sub, or any of their respective partners, members, stockholders, directors, officers or other Affiliates, should be discovered by the Company, Newco or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement, any Other Required Company Filing or any Other Required Newco Filing, as the case may be, so that the Proxy Statement, any Other Required Company Filing or Other Required Newco Filing, as the case may be, would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other, and an appropriate amendment or supplement to the Proxy Statement or the applicable Other Required Company Filing or Other Required Newco Filing describing such information shall be promptly prepared and filed with the SEC and, to the extent required by applicable law or the SEC or its staff, disseminated to the Company Stockholders.

(b) Subject to applicable law, the Company shall use reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as practicable following the filing thereof with the SEC and confirmation from the SEC that it will not comment on, or that it has no additional comments on, the Proxy Statement, any Other Required Company Filing and any Other Required Newco Filing.

(c) Unless the Company Board or any authorized committee thereof shall have effected a Company Board Recommendation Change pursuant to the terms of Section 6.5(a), (i) the Company and its Affiliates, on the one hand, and Newco, Merger Sub and their respective Affiliates, on the other hand, shall not file with the SEC the Proxy Statement, any Other Required Company Filing or any Other Required Newco Filing, as the case may be, or any amendment or supplement thereto, and (ii) the Company and its Affiliates, on the one hand, and Newco, Merger Sub and their respective Affiliates, on the other hand, shall not correspond or otherwise communicate with the SEC or its staff with respect to the Proxy Statement, any

Other Required Company Filing or any Other Required Newco Filing, as the case may be, in any such case referenced in the preceding clause (i) or (ii) without providing the other a reasonable opportunity to review and comment thereon or participate therein, as the case may be.

(d) Unless the Company Board or any authorized committee thereof shall have effected a Company Board Recommendation Change pursuant to the terms of Section 6.5(a), the Company, on the one hand, and Newco and Merger Sub, on the other hand, shall advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for an amendment or revisions to the Proxy Statement, any Other Required Company Filing or any Other Required Newco Filing, as the case may be, any receipt of comments from the SEC or its staff on the Proxy Statement, any Other Required Company Filing or any Other Required Newco Filing, as the case may be, or any receipt of a request by the SEC or its staff for additional information in connection therewith.

(e) Unless the Company Board or any authorized committee thereof shall have effected a Company Board Recommendation Change in accordance with the terms of Section 6.5(a), the Company shall include the Company Board Recommendation in the Proxy Statement and, if applicable, any Other Required Company Filings.

6.4 Company Stockholder Meeting.

(a) The Company shall establish a record date for, call, give notice of, convene and hold a meeting of the Company Stockholders (or any adjournment or postponement thereof, the “Company Stockholder Meeting”) as promptly as reasonably practicable following the date hereof (and in any event, subject to the immediately following proviso, no later than thirty (30) calendar days immediately following the date on which the SEC confirms that it will not comment on, or that it has no additional comments on, the Proxy Statement, any Other Required Company Filing and any Other Required Newco Filing) for the purpose of voting to approve the Merger in accordance with the MGCL; provided, however, nothing herein shall prevent the Company from postponing or adjourning the Company Stockholder Meeting if (i) there are holders of insufficient shares of the Company Common Stock present or represented by a proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting, (ii) the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable law, order or a request from the SEC or its staff, or (iii) the Company Board or any authorized committee thereof shall have determined in good faith (after consultation with outside legal counsel) that it is necessary or appropriate to postpone or adjourn the Company Stockholder Meeting, including in order to (A) give Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to Company Stockholders or otherwise made available to Company Stockholders by issuing a press release, filing materials with the SEC or otherwise (including in connection with any Company Board Recommendation Change), or (B) to enable the additional time to solicit proxies from Company Stockholders.

(b) Unless the Company Board or any authorized committee thereof shall have effected a Company Board Recommendation Change pursuant to the terms of Section 6.5(a), the Company shall solicit from the Company Stockholders proxies in favor of the approval of the Merger in accordance with Maryland Law, submit the Merger for approval of the Company Stockholders at the Company Stockholder Meeting and use its reasonable best efforts to secure the Requisite Stockholder Vote at the Company Stockholder Meeting.

6.5 Company Board Recommendation.

(a) Neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify in a manner adverse to Newco in any material respect, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Newco in any material respect, the Company Board Recommendation (a “Company Board Recommendation Change”); provided, however, that a “stop, look and listen” communication by the Company Board or any authorized committee thereof to the Company Stockholders pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication, shall not be deemed to be a Company Board Recommendation Change; and provided further, that notwithstanding the foregoing or anything to the contrary set forth in this Agreement (including the provisions of Section 6.1), at any time prior to the receipt of the Requisite Stockholder Approval, the Company Board and/or any authorized committee thereof may effect a Company Board Recommendation Change if the Company Board and/or any authorized committee thereof shall have determined in good faith (after consultation with outside legal counsel) that the failure to effect a Company Board Recommendation Change would reasonably be expected to be a breach of its fiduciary duties under applicable law.

(b) Nothing in this Agreement shall prohibit the Company Board or any authorized committee thereof from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, and (ii) making any disclosure to the Company Stockholders that the Company Board or any authorized committee thereof shall have determined to make in good faith (after consultation with its outside legal counsel) in order to comply with its fiduciary duties under applicable law; provided, however, that, in either such case, any such statement(s) or disclosures made by the Company Board or any authorized committee thereof shall be subject to the terms and conditions of this Agreement, including the provisions of Article VIII.

6.6 Equity Financing.

(a) Newco and Merger Sub shall take (or cause to be taken) all actions, and do (or cause to be done) all things, necessary, proper or advisable to obtain the Equity Financing contemplated by the Equity Commitment Letter, including (i) maintaining in effect the Equity Commitment Letter, (ii) satisfying on a timely basis all conditions applicable to Newco and Merger Sub set forth in the Equity Commitment Letter that are within their control, (iii) consummating the Equity Financing contemplated by the Equity Commitment Letter at or prior to the Closing (and in any event prior to the Termination Date), and (iv) subject to the immediately following sentence of this Section 6.6(a), fully enforcing the Investor’s obligations (and the rights of Newco and Merger Sub) under the Equity Commitment Letter, including (at the request of the Company) by filing one or more lawsuits against the Investor to fully enforce the Investor’s obligations (and the rights of Newco and Merger Sub) thereunder or assigning the rights of Newco and Merger Sub to bring such lawsuits to the Company so as to enable the Company to file such lawsuits against the Investor on behalf of Newco and Merger Sub.

(b) Neither Newco nor Merger Newco shall amend, alter, or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Equity Commitment Letter without the prior written consent of the Company. Newco shall promptly (and in any event within one Business Day) notify the Company of (i) the expiration or termination (or attempted or purported termination, whether or not valid) of the Equity Commitment Letter, or (ii) any refusal by the Investor to provide, any stated intent by the Investor to refuse to provide, or any expression of concern or reservation by the Investor regarding its obligation and/or ability to provide, the full financing contemplated by the Equity Commitment Letter.

6.7 Debt Financing.

(a) Newco and Merger Sub shall use their respective commercially reasonable efforts to obtain the Debt Financing on the terms and conditions set forth in the Debt Commitment Letter (or terms not materially less favorable to Newco or the Company (including with respect to the conditionality thereof)), including (i) maintaining in effect the Debt Commitment Letter and negotiating definitive agreements with respect to the Debt Commitment Letter on the terms and conditions set forth in the Debt Commitment Letter (or on terms not materially less favorable to Newco or Merger Sub than the terms and conditions in the Debt Commitment Letter), (ii) satisfying on a timely basis all conditions applicable to Newco and Merger Sub set forth in such definitive agreements that are within their reasonable control, and (iii) consummating the Debt Financing contemplated by the Debt Commitment Letter at or prior to the Closing (and in any event prior to the Termination Date). In the event that all conditions in the Debt Commitment Letter (other than the availability of funding of any of the Equity Financing) have been satisfied or, upon funding will be satisfied, Newco and Merger Sub shall use their commercially reasonable efforts to cause such lenders and the other Persons providing such Debt Financing to fund on the Closing Date the Debt Financing required to consummate the transactions contemplated by this Agreement and otherwise enforce its rights under the Debt Commitment Letter. Nothing herein or in the Debt Commitment Letter shall adversely affect the obligation of Newco and Merger Sub to ensure that the Equity Financing contemplated by the Equity Commitment Letter is sufficient to fully finance the Merger and the other transactions contemplated by this Agreement.

(b) Neither Newco nor Merger Newco shall amend, alter, or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Debt Commitment Letter without the prior written consent of the Company if such amendment, alteration or waiver reduces the aggregate amount of the Debt Financing or amends the conditions precedent to the Debt Financing in a manner that would reasonably be expected to delay or prevent the Closing Date or make the funding of the Debt Financing less likely to occur; provided, however, that Newco and Merger Sub may replace and/or amend the Debt Commitment Letter so long as (i) the terms are not materially less favorable to Newco or the Company, including with respect to conditionality thereof, and (ii) the conditions to the Debt Financing set forth in the Debt Commitment Letter as of the date hereof would not be materially expanded in a manner that would reasonably be expected to delay or prevent the Closing; and in any such event Newco shall disclose to the Company its intention to obtain such alternative financing, shall keep the Company informed of the terms thereof and shall deliver to the Company final drafts of the commitment letter (the “New Debt Commitment Letter”) providing for such alternative financing and, if requested to do so, the Company shall within a reasonable time (and in no event more than three (3) Business Days thereafter) inform Newco as to whether it agrees that such alternative financing is on terms not materially less favorable (including, with respect to the conditionality thereof) to the Company than the Debt Commitment Letter. If the Company so agrees, the term “Debt Financing” as used herein shall be deemed to mean the Debt Financing contemplated by the Debt Commitment Letter to the extent not so superseded at the time in question and the New Debt Commitment Letter to the extent then in effect. Newco shall promptly (and in any event within one Business Day) notify the Company of the expiration or termination (or attempted or purported termination, whether or not valid) of the Debt Commitment Letter.

(c) Prior to the Effective Time, the Company shall (and the Company shall cause each of its Subsidiaries to) provide, and shall use its commercially reasonable efforts to cause its Representatives, to provide, all cooperation reasonably requested by Newco in connection with the arrangement of the Debt Financing, including (i) assisting with the preparation of materials for bank information memoranda and similar documents required in connection with the Debt Financing; provided, however, that any such memoranda and similar documents need not be issued by the Company or its Subsidiaries; provided, further, that, any such memoranda shall contain disclosure and financial statements with respect to the Company and its Subsidiaries reflecting the Company and its Subsidiaries as the obligor, (ii) executing and delivering customary guarantee, pledge and security documents and related officer certificates or other documents as may be reasonably requested by Newco (including certificates of the chief financial officer of the Company or its Subsidiaries with respect to solvency and other customary matters for use in their reports in any materials relating to the Debt Financing) and otherwise reasonably facilitating the guaranteeing of obligations and the pledging of collateral, (iii) furnishing Newco and its financing sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Newco or its financing sources, including information related to the Company or its Subsidiaries required by regulatory authorities including under applicable “know your customer” and anti money laundering rules and regulations, including the Patriot Act, and (iv) permitting the prospective lenders involved in the Debt Financing to evaluate and appraise the Company’s and its Subsidiaries’ current assets and liabilities, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements; provided, however, that the notwithstanding the foregoing, no obligations of the Company, its Subsidiaries or their Representatives under any such agreement, certificate, document or instrument shall be effective until the Effective Time; provided, further, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries; and provided, further, that neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or similar fee or incur any liability with respect to the Debt Financing prior to the Effective Time. Newco shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company in connection with such cooperation. The Company and each of its Subsidiaries hereby consent to the use of its logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries.

6.8 Anti-Takeover Laws. In the event that any state anti-takeover or other similar law is or becomes applicable to any of the transactions contemplated by this Agreement, the Company, Newco and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such law on this Agreement and the transactions contemplated hereby.

6.9 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall afford Newco and its financial advisors, business consultants, legal counsel, accountants and other agents and representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of the Company; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable law or regulation (including any laws or regulations relating to security clearances) requires the Company to restrict or otherwise prohibit access to such documents or information, (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, or (c) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract (provided that the Company and Newco shall cooperate in good faith to design and implement alternative procedures to enable Newco to evaluate any such Contracts without causing a violation or default thereunder or giving any third party a right to terminate or accelerate the rights thereunder); and provided further, that nothing in this Section 6.9 or elsewhere in this Agreement shall be construed to require the Company or its Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.9 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. Any access to the Company’s properties shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Newco or any of its financial advisors, business consultants, legal counsel, accountants and other agents and representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.9.

6.10 Section 16(b) Exemption. The Company shall take all actions reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) The Surviving Corporation and its Subsidiaries shall honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and the Surviving Corporation shall cause its Subsidiaries to) cause the charters and bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Charter and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such six-year period such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable law.

(b) Without limiting the generality of the provisions of Section 6.11(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (ii) any of the transactions contemplated by this Agreement; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to the Surviving Corporation a written notice asserting a claim for indemnification under this Section 6.11(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In the event of any such claim, proceeding, investigation or inquiry, (i) the Surviving Corporation shall have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, subject to the terms and conditions of this Section 6.11(b) (including, without limitation, the right of the Surviving Corporation to dispute that an Indemnified Person is entitled to indemnification pursuant to this Section 6.11), the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto), (ii) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not the Surviving Corporation shall elect to control the defense of any such claim, proceeding, investigation or inquiry, (iii) the Surviving Corporation shall only be required to pay the reasonable fees and expenses of any counsel if the Surviving Corporation elects not to control the defense of any such claim, proceeding, investigation or inquiry, other than any fees and expenses of such separate counsel that are incurred prior to the date upon which the Surviving Corporation effectively assumes control of such defense (which, notwithstanding the foregoing, shall be borne and paid for by the Surviving Corporation) and (iv) no Indemnified Person shall be liable for any settlement effected without his or her prior express written consent. Notwithstanding anything to the contrary set forth in this Section 6.11(b) or elsewhere in this Agreement, neither the Surviving Corporation nor any of its Affiliates (including Newco) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry. Notwithstanding anything to the contrary set forth in this Section 6.11(b) or elsewhere in this Agreement, in no event shall the Surviving Corporation or any of its Affiliates (including Newco) have any obligation to indemnify and hold harmless any Indemnified Person with respect to any claim, proceeding, investigation, inquiry or other matter if such indemnification is prohibited by applicable law.

(c) During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Newco shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance; provided, however, that in satisfying its obligations under this Section 6.11(c), the Surviving Corporation shall not be obligated to pay annual premiums in excess of two hundred percent (200%) of the amount paid by the Company for coverage for its last full fiscal year (such two hundred percent (200%) amount, the “Maximum Annual Premium”) (which premiums the Company represents and warrants to be as set forth in Section 6.11(c) of the Company Disclosure Letter); provided, however, that that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six-year “tail” prepaid policy on the D&O Insurance at a price not to exceed the Maximum Annual Premium. In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Newco shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of the Surviving Corporation (and Newco) under the first sentence of this Section 6.11(c) for so long as such “tail” policy shall be maintained in full force and effect.

(d) If the Surviving Corporation (or Newco) or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of the Surviving Corporation (or Newco) set forth in this Section 6.11.

(e) The obligations set forth in this Section 6.11 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.11(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.11(c) (and their heirs and representatives). Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.11(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.11, with full rights of enforcement against the Surviving Corporation (and Newco) as if a party thereto. The rights of the Indemnified Persons (and other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.11(c) (and their heirs and representatives)) under this Section 6.11 shall be in addition to, and not in substitution for, any other rights that such persons may have under the charters, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable law (whether at law or in equity).

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to or in substitution for any such claims under such policies.

6.12 Employee Matters.

(a) From and after the Effective Time, the Surviving Corporation shall (and Newco shall cause the Surviving Corporation to) honor the Employee Plans set forth on Schedule 6.12 (the “Continuing Plans”) in accordance with their terms as in effect immediately prior to the Effective Time, provided that nothing in this sentence shall prohibit the Surviving Corporation from amending or terminating any such Employee Plans, arrangements or agreements in accordance with their terms or if otherwise required by applicable law.

(b) The Surviving Corporation or one of its Subsidiaries shall (and Newco shall cause the Surviving Corporation or one of its Subsidiaries to), offer employment by the Surviving Corporation or one of its Subsidiaries to all employees of the Company and its Subsidiaries as of the Effective Time by taking such actions as required under applicable law, including by offering to enter into an offer letter and/or related agreement (or similar document as appropriate) with such employees. For a period of six months following the Effective Time, the Surviving Corporation shall (and Newco shall cause the Surviving Corporation to) either (i) maintain for the benefit of each Continuing Employee the Continuing Plans (but excluding equity based benefits, any bonus or incentive plans, and individual employment agreements) at benefit levels that are no less than those in effect at the Company or its Subsidiaries on the date of this Agreement other than equity based benefits, any bonus or incentive plans, and individual employment agreements, or (ii) provide compensation, and benefits (other than equity based benefits, any bonus or incentive plans, and individual employment agreements) to each Continuing Employee that, taken as a whole, are no less favorable in the aggregate than the compensation and benefits (other than equity based benefits, any bonus or incentive plans, and individual employment agreements) provided to such Continuing Employee immediately prior to the Effective Time (“Comparable Plans”), or (iii) provide some combination of (i) and (ii) above such that each Continuing Employee receives compensation and benefits (other than equity based benefits, any bonus or incentive plans, and individual employment agreements) that, taken as a whole, are no less favorable in the aggregate than the compensation and benefits (other than equity based benefits, any bonus or incentive plans, and individual employment agreements) provided to such Continuing Employee immediately prior to the Effective Time.

(c) To the extent that a Continuing Plan or Comparable Plan is made available to any Continuing Employee on or following the Effective Time, the Surviving Corporation shall (and Newco shall cause the Surviving Corporation to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and, solely for purposes of vacation accrual and severance pay, benefit entitlement; provided, however, that such service need not be credited under any equity-based or non-qualified deferred compensation plan or arrangement or to the extent that it would result in duplication of coverage or benefits. In addition, and without limiting the generality of the foregoing: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all employee benefit plans sponsored by the Surviving Corporation and its Subsidiaries (other than the Continuing Plans or Comparable Plans) (such plans, collectively, the “New Plans”) to the extent coverage under any such New Plan replaces coverage in the plan year in which the Effective Time occurs under a Continuing Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits to any Continuing Employee, the Surviving Corporation shall use commercially reasonable efforts to cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived in the plan year in which the Effective Time occurs for such Continuing Employee and his or her covered dependents to the extent waived or satisfied under the corresponding Old Plan as of the Effective Time, and the Surviving Corporation shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins in the plan year in which the Effective Time occurs to be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time to the extent reflected as a working capital liability on the Company’s balance sheet.

(d) No provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Newco or the Surviving Corporation or any of their Affiliates to terminate, any Continuing Employee at any time and for any or no reason, or (ii) subject to the limitations and requirements specifically set forth in this Section 6.12, require Newco or the Surviving Corporation to continue any Continuing or Comparable Plan or prevent the amendment, modification or termination thereof after the Effective Time, or (iii) create any third-party beneficiary rights or obligations in any Person (including any Continuing Employee or any dependent or beneficiary thereof) other than the parties to this Agreement.

6.13 Obligations of Merger Sub. Newco shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

6.14 Notification of Certain Matters.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall give prompt notice to Newco and Merger Sub upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Newco and Merger Sub to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Newco pursuant to this Section 6.14(a).

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, Newco shall give prompt notice to the Company upon becoming aware that any representation or warranty made by Newco or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure of Newco or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of Newco or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to the Company pursuant to this Section 6.14(b).

6.15 Public Statements and Disclosure. Neither the Company, on the one hand, nor Newco and Merger Sub, on the other hand, shall issue any public release or make any public announcement or disclosure concerning this Agreement or the Merger without the prior written consent of the other party(ies) (which consent shall not be unreasonably withheld, delayed or conditioned), except as such release, announcement or disclosure may be required by applicable law or the rules or regulations of any applicable securities exchange or regulatory or Governmental Authority to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party(ies) hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); provided, however, that the restrictions set forth in this Section 6.15 shall not apply to any release, announcement or disclosure made or proposed to be made by the Company pursuant to Section 6.5.

6.16 Company Stockholder, Director and Management Arrangements. Except to the extent expressly authorized by the Company Board or any authorized committee thereof in advance, prior to the Effective Time, none of Newco, Merger Sub or any of their respective Affiliates shall enter into any Contract, and none of Newco, Merger Sub or any of their respective Affiliates shall make or enter into any formal or informal arrangements or other understandings (whether or not binding), with any Company Stockholder, or any director or officer of the Company, relating (i) to this Agreement, the Merger or any other transactions contemplated by this Agreement, including as to any investment to be made in, or contributions to be made to, Newco or Merger Sub, or (ii) to the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Closing.

6.17 Legal Proceedings.

Notwithstanding anything set forth herein to the contrary, the institution of any Legal Proceeding by the Company (or its Affiliates) against Newco, Merger Sub, the Guarantor, the Investor or any of their respective Affiliates shall not preclude, limit or otherwise impair the ability of Newco and Merger Sub to consummate the Merger and the other transactions contemplated hereby during the pendency of such Legal Proceeding. If Newco and Merger Sub consummate the Merger and the other transactions contemplated hereby at any time during which any Legal Proceeding is pending between the Company and Newco, Merger Sub, the Guarantor, the Investor or any of their respective Affiliates in connection with this Agreement or any of the transactions contemplated hereby, the Company (and its Affiliates) shall agree to dismiss any such Legal Proceeding with prejudice effective as of the Effective Time. During the pendency of any such Legal Proceeding, the Company shall not take any action, or omit to take any action, that is intended (or would reasonably be expected) to preclude, limit or otherwise impair the ability of Newco and Merger Sub to consummate the Merger and the other transactions contemplated hereby.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Newco, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under applicable law) prior to the Effective Time, of each of the following conditions:

(a) Requisite Stockholder Approval. The Company shall have received the Requisite Stockholder Approval.

(b) HSR Approval. The waiting period (and extensions thereof) applicable to the Merger under the HSR Act shall have expired or been terminated.

(c) No Prohibitive Laws or Injunctions. No Governmental Authority of competent jurisdiction shall have (i) enacted a law that is in effect and renders the Merger illegal in the United States or any State thereof, or (ii) formally issued an injunction that is in effect and prohibits the Merger in the United States or any State thereof.

7.2 Conditions to the Obligations of Newco and Merger Sub. The obligations of Newco and Merger Sub to consummate the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Newco:

(a) Representations and Warranties.

(i) The representations and warranties of the Company set forth in Section 3.3(a), Section 3.3(c) and Section 3.7 of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date;

(ii) the representations and warranties of the Company set forth in this Agreement that are qualified as to “Company Material Adverse Effect” shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except (A) for changes contemplated by this Agreement, and (B) for those representations and warranties that are qualified as to “Company Material Adverse Effect” that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date; and

(iii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except (A) for any failure to be so true and correct which has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, (B) for changes contemplated by this Agreement, and (C) for those such representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such particular date which has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations that are to be performed by it under this Agreement prior to the Effective Time.

(c) Officer’s Certificate. Newco and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Company Material Adverse Effect. No Company Material Adverse Effect shall have arisen or occurred following the execution, delivery and effectiveness of this Agreement that is continuing.

(e) Maintenance of Cash Position. Newco shall have received (i) evidence, in form and substance reasonably satisfactory to Newco, that immediately after the Effective Time and payment in full of all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby the Company and its Subsidiaries will collectively hold at least the Minimum Closing Cash, and (ii) a certificate signed on behalf of the Company by the Chief Financial Officer of the Company as to the Minimum Closing Cash.

(f) FIRPTA Affidavit. Newco shall have received a certificate from the Company to the effect that the Company is not a U.S. real property holding company.

(g) SEC Reports. The Company shall have filed all periodic reports on Form 10-K or Form 10-Q that are required to be filed with the SEC prior to the Effective Time.

(h) Payoff Letters. The Company shall have delivered to Newco payoff letters with respect to all indebtedness of the Company and its Subsidiaries outstanding as of the Closing under the credit facility, dated October 21, 2005, between Entrust Limited and Royal Bank of Canada and releases of all liens securing such indebtedness, conditioned only on the payment of the amounts described in such payoff letters.

7.3 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Newco and Merger Sub set forth in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except (i) for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Newco and Merger Sub to fully perform their respective covenants and obligations under this Agreement, (ii) for changes contemplated by this Agreement, and (iii) for those representations and warranties that address matters only as of a particular date, which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such particular date that would not, individually or in the aggregate, prevent the Merger or prevent or impair the ability of Newco and Merger Sub to fully comply with and perform their respective covenants and obligations under this Agreement.

(b) Performance of Obligations of Newco and Merger Sub. Each of Newco and Merger Sub shall have performed in all material respects the obligations that are to be performed by them under this Agreement prior to the Effective Time.

(c) Officer’s Certificate. The Company shall have received a certificate of Newco and Merger Sub, validly executed for and on behalf of Newco and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be validly terminated only as follows (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time (notwithstanding the prior receipt of the Requisite Stockholder Approval), by mutual written agreement of Newco and the Company; or

(b) by either Newco or the Company, at any time prior to the Effective Time (notwithstanding the prior receipt of the Requisite Stockholder Approval), in the event that any Governmental Authority of competent jurisdiction shall have (i) enacted a law that is in effect at the time of such termination and renders the Merger illegal in the United States or any State thereof at the time of such termination, or (ii) formally issued a permanent, final and non-appealable injunction, ruling, decree or order that prohibits the Merger in the United States or any State thereof; or

(c) by either Newco or the Company, at any time prior to the Effective Time (notwithstanding the prior receipt of the Requisite Stockholder Approval), in the event that the Effective Time shall not have occurred by 5:00 p.m. (Dallas time) on August 10, 2009 (such date and time being referred to herein as the “Termination Date”) (provided, however, that the Termination Date shall automatically be extended by thirty (30) calendar days if the SEC has not confirmed within thirty (30) calendar days of the initial filing by the Company of the Proxy Statement that it will not comment on, or that it has no additional comments on, the Proxy Statement and any Other Required Company Filing); provided, however, that (i) the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available at any time during which any Legal Proceeding is pending between the Company and Newco (or any of its Affiliates) in connection with this Agreement or any of the transactions contemplated hereby, and (ii) the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party hereto whose actions or omissions have been the cause of, or resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Merger set forth in Article VII prior to the Termination Date, or (B) the failure of the Effective Time to have occurred prior to the Termination Date; or

(d) by either Newco or the Company, at any time prior to the Effective Time, in the event that the Company shall have failed to obtain the Requisite Stockholder Approval at the meeting of Company Stockholders at which a vote is taken on the Merger; or

(e) by Newco, at any time prior to the Effective Time (notwithstanding the prior receipt of the Requisite Stockholder Approval), in the event that (i) Newco and Merger Sub is not in material breach of their respective covenants under this Agreement, and (ii) the Company shall have materially breached or failed to perform any of its covenants in this Agreement and shall have failed to cure such material breach within thirty (30) calendar days after the Company has received written notice of such breach or failure to perform from Newco (it being understood that Newco shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) in respect of the breach set forth in any such written notice (A) at any time during such thirty calendar day period, and (B) at any time after such thirty (30) calendar day period if the Company shall have cured such breach during such thirty (30) calendar day period); or

(f) by Newco, (i) at any time prior to receipt of the Requisite Stockholder Approval and within ten (10) Business Days after the Company Board or any authorized committee thereof shall have effected a Company Board Recommendation Change, or (ii) in the event that a tender or exchange offer for Company Common Stock that would, if consummated in accordance with its terms, constitute an Competing Acquisition Transaction is commenced by a Person unaffiliated with Newco and, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have issued a public statement (and filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act) reaffirming the Company Board Recommendation and recommending that the Company Stockholders reject such Acquisition Proposal and not tender any shares of Company Common Stock into such tender or exchange offer, (iii) the Company Board or any authorized committee thereof approves, endorses or recommends, or authorizes the Company or any of its Subsidiaries to enter into, a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to an Acquisition Proposal (other than a confidentiality agreement), or (iv) the Company (solely for purposes of this clause (iv), acting through one or more Persons with actual or apparent authority to act for and on behalf of the Company in respect of the actions constituting the breach forming the basis of Newco’s right to terminate this Agreement pursuant to this clause (iv)) shall have materially breached any of its obligations under Section 5.3.

(g) by the Company, at any time prior to the Effective Time (notwithstanding the prior receipt of the Requisite Stockholder Approval), in the event that (i) the Company is not in material breach of its covenants under this Agreement, and (ii) Newco and/or Merger Sub shall have materially breached or failed to perform any of their respective covenants in this Agreement and shall have failed to cure such material breach or failure to perform within thirty (30) calendar days after Newco and Merger Sub have received written notice of such breach from the Company (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(g) in respect of the breach set forth in any such written notice (A) at any time during such thirty (30) calendar day period, and (B) at any time after such thirty (30) calendar day period if Newco and/or Merger Sub shall have cured such breach during such thirty (30) calendar day period); or

(h) by the Company, at any time prior to receiving the Requisite Stockholder Approval, in the event that:

(i) (A) the Company shall have received a Superior Proposal, (B) the Company Board or any authorized committee thereof shall have authorized the Company to enter into a definitive agreement to consummate the transaction contemplated by such Superior Proposal, and (C) concurrently with the termination of this Agreement, the Company pays Newco the Company Termination Fee contemplated by Section 8.3(b)(iii) and enters into the definitive agreement to consummate the transaction contemplated by such Superior Proposal; or

(ii) the Company Board or any authorized committee thereof shall have effected a Company Board Recommendation Change in accordance with the terms of Section 6.5.

The party hereto terminating this Agreement pursuant to this Section 8.1 shall deliver prompt written notice thereof to the other party(ies) hereto setting forth in reasonable detail the provision of this Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination under such provision.

8.2 Notice of Termination; Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 8.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any partner, member, stockholder, director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 6.15, this Section 8.2, Section 8.3 and Article IX, each of which shall survive the termination of this Agreement, and (b) subject to Section 8.3(d), nothing in this Agreement shall relieve any party or parties hereto, as applicable, from liability for any breach of, or fraud in connection with, this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated; provided that Newco and the Company shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in connection with the filings required under the HSR Act (including the HSR filing fee) or any other domestic or foreign Antitrust Law.

(b) Company Payments.

(i) In the event that (A) this Agreement is validly terminated pursuant to Section 8.1(c) or Section 8.1(d), (B) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(c) or Section 8.1(d), a Competing Acquisition Transaction shall have been publicly announced and not withdrawn or otherwise abandoned, and (C) within one year following the termination of this Agreement pursuant to Section 8.1(c) or Section 8.1(d), either the Competing Acquisition Transaction referenced in the immediately preceding clause (B) is consummated or the Company enters into a definitive agreement providing for the Competing Acquisition Transaction referenced in the immediately preceding clause (B) and, whether or not during such one-year period, such Competing Acquisition Transaction is subsequently consummated, then the Company shall pay to Newco the Company Termination Fee (less any cash amounts previously paid pursuant to Section 8.3(b)(iv)), by wire transfer of immediately available funds to an account or accounts designated in writing by Newco, concurrently with the consummation of such Competing Acquisition Transaction.

(ii) In the event that this Agreement is validly terminated pursuant to Section 8.1(f), the Company shall pay to Newco the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Newco, within two (2) Business Days following the occurrence of such termination.

(iii) In the event that this Agreement is validly terminated pursuant to Section 8.1(h), the Company shall pay to Newco the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Newco, as a condition to the effectiveness of such termination.

(iv) In the event that this Agreement is validly terminated by Newco pursuant to Section 8.1(d), the Company shall pay to Newco an amount in cash equal to the costs and expenses incurred by Newco and Merger Sub in connection with the negotiation of this Agreement (or arising out of this Agreement and the transactions contemplated hereby), up to a maximum amount of One Million Dollars ($1,000,000), by wire transfer of immediately available funds to an account or accounts designated in writing by Newco, within two (2) Business Days following the occurrence of such termination.

(c) Single Payment Only. The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether nor not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(d) Liquidated Damages. In the event that Newco shall receive the Company Termination Fee, the receipt of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Newco, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Newco, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against the Company or any of its Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination.

8.4 Amendment. Subject to applicable law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Newco, Merger Sub and the Company; provided, however, that in the event that the Company has received the Requisite Stockholder Approval, no amendment shall be made to this Agreement that requires the approval of such Company Stockholders under the MGCL without such approval.

8.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Newco and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four business days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a)	if to Newco or Merger Sub, to:

c/o Thoma Bravo, LLC

600 Montgomery Street, 32nd Floor

San Francisco, CA 94111

Attention: Scott Crabill and Seth Boro

Telecopy No.: (415) 392-6480

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attention: Gerald T. Nowak, P.C.

Telecopy No.: (312) 861-2200

(b)	if to the Company (prior to the Effective Time), to:

One Lincoln Center

5400 LBJ Freeway, Suite 1340

Dallas, Texas 75240

Attention:

Telecopy No.: (972) 728-0405

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Attention: Page Mailliard

Telecopy No.: (650) 493-6811

and:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, California 94105

Attention: Michael Ringler and Jason Sebring

Telecopy No.: (415) 947-2099

9.3 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that Newco shall have the right to assign all or any portion of its rights and obligations under this Agreement (i) from and after the Effective Time, in connection with a merger or consolidation involving Newco or other disposition of all or substantially all of the assets of Newco or the Surviving Corporation, or (ii) from and after the Effective Time, to any lender providing financing to Newco or the Surviving Corporation or any of their Affiliates, for collateral security purposes, and any such lender may exercise all of the rights and remedies of Newco hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.4 Confidentiality. Newco, Merger Sub and the Company hereby acknowledge that Newco and the Company have previously executed a Confidentiality Agreement, dated October 21, 2008 and amended on November 24, 2008 and April 2, 2009 (as amended, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms.

9.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Guarantee, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN

THIS AGREEMENT, NEITHER NEWCO AND MERGER SUB,ON THE ONE HAND, NOR THE COMPANY, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE BY) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.6 Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 6.11, (b) prior to the Effective Time, for the right of holders of shares of the Company Common Stock to pursue claims for damages (including damages based on loss of the economic benefits of the transaction to Company Stockholders) and other relief (including equitable relief) for any breach of this Agreement by Newco or Merger Sub, whether or not this Agreement has been validly terminated pursuant to Article VIII, which right is hereby expressly acknowledged and agreed by Newco and Merger Sub, and (c) from and after the Effective Time, the rights of holders of shares of the Company Common Stock to receive the merger consideration set forth in Article II. The rights granted pursuant to clause (b) of this Section 9.6 shall only be enforceable on behalf of Company Stockholders by the Company in its sole and absolute discretion, as agent for the Company Stockholders, it being understood and agreed that any and all interests in such claims shall attach to such shares of the Company Common Stock and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to the holders of shares of Company Common Stock of record as of any date determined by the Company or (B) retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit. In addition, the Company hereby agrees that it will only accept the payment of any damages awarded pursuant to claims brought under clause (b) of this Section 9.6 if Newco and Merger Sub are found to be in breach of their respective obligations to consummate the Merger under Article II of this Agreement and a court of competent jurisdiction has declined to specifically enforce the obligations of Newco and Merger Sub to consummate the Merger pursuant to a claim for specific performance brought against Newco and Merger Sub pursuant to Section 9.8(b) and applicable law.

9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8 Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Newco and Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Equity Commitment Letter or the Guarantee, the Company, on the one hand, and Newco and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, the Equity Commitment Letter and the Guarantee by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, the Equity Commitment Letter and the Guarantee, and this right shall include the right of the Company to cause Newco and Merger Sub to fully enforce the terms of the Equity Commitment letter against the Investor to the fullest extent permissible pursuant to the Equity Commitment Letter and applicable laws and to thereafter cause the Merger to be consummated. Newco and Merger Sub hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by Newco or Merger Sub, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of Newco and Merger Sub under this Agreement. The parties hereto further agree that (x) by seeking the remedies provided for in this Section 9.8(b), a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, the Equity Commitment Letter or the Guarantee (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.8(b) are not available or otherwise are not granted, and (y) nothing set forth in this Section 9.8(b) shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.8(b) prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.8(b) or anything set forth in this Section 9.8(b) restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement, the Equity Commitment Letter or the Guarantee that may be available then or thereafter. Notwithstanding anything set forth herein to the contrary, from and after the Effective Time, none of the Company, its Affiliates, or their respective current or former directors, officers or employees shall be entitled to seek or recover monetary or other damages or relief (including equitable relief) against

Newco, the Surviving Corporation, the Guarantor, the Investor or any of their respective Affiliates in connection with this Agreement or the transactions contemplated hereby, except for claims to receive merger consideration pursuant to Section 9.6(c). If any Legal Proceedings seeking monetary or other damages or relief (including equitable relief) instituted by the Company or its Affiliates against Newco, Merger Sub, the Guarantor, the Investor or any of their respective Affiliates are pending as of the Effective Time, the Company shall cause such Legal Proceedings to be dismissed with prejudice as of the Effective Time.

9.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

9.10 Consent to Jurisdiction. Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, the Equity Commitment Letter and the Guarantee, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.10 or in such other manner as may be permitted by applicable law, and nothing in this Section 9.10 shall affect the right of any party to serve legal process in any other manner permitted by applicable law, (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive general jurisdiction of the State courts located within the State of Delaware (or, only if a State court located in the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) in the event any dispute or controversy arises out of this Agreement, the Equity Commitment Letter, the Guarantee or the transactions contemplated hereby or thereby, the Equity Commitment Letter, the Guarantee, or for recognition and enforcement of any judgment in respect thereof, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (d) agrees that any actions or proceedings arising in connection with this Agreement, the Equity Commitment Letter, the Guarantee or the transactions contemplated hereby or thereby shall be brought, tried and determined only in the state courts of the State of Delaware (or, only if the Delaware Court of Chancery state courts of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware), (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same and (f) agrees that it will not bring any action relating to this Agreement, the Equity Commitment Letter, the Guarantee or the transactions contemplated hereby or thereby in any court other than the aforesaid courts. Each of Newco, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

9.11 WAIVER OF JURY TRIAL. EACH OF NEWCO, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE COMMITMENT LETTER, THE GUARANTEE OR THE ACTIONS OF NEWCO, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

9.12 Company Disclosure Letter References. The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.13 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

HAC HOLDINGS, INC.

By:
Name:	SETH BORO
Title:	Secretary

HAC ACQUISITION CORPORATION

By:
Name:	Seth Boro
Title:	Secretary

ENTRUST, INC.

By:
Name:	F William Conner
Title:	President & CEO

[AGREEMENT AND PLAN OF MERGER]